SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of:  April, 2005                   Commission File Number:  1-9059

                            BARRICK GOLD CORPORATION
                              (Name of Registrant)

                          BCE Place, Canada Trust Tower
                                   Suite 3700
                          161 Bay Street, P.O. Box 212
                                Toronto, Ontario
                                 Canada M5J 2S1
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

              Form 20-F                       Form 40-F  X
                        ---                             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                             No  X
                      ---                            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                           INCORPORATION BY REFERENCE


The comparative unaudited interim consolidated financial statements of the Registrant and the notes thereto for the three months ended March 31, 2005 prepared in accordance with U.S. GAAP, together with management's discussion and analysis of financial and operating results for the three months ended March 31, 2005, (contained on pages 6 to 34 of Exhibit 1 of this Form 6-K Commission File No. 1-9059) furnished to the Commission April 29, 2005, are incorporated by reference into the Registrant's registration statement on Form F-3 (No. 333-14148).

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  BARRICK GOLD CORPORATION



Date:  April 29, 2005                       By:  /s/ Sybil E. Veenman
                                               ---------------------------------
                                               Name:   Sybil E. Veenman
                                               Title:  Vice President, Assistant
                                                       General Counsel and
                                                       Secretary

                                     EXHIBIT

             Exhibit    Description of Exhibit

                1 Barrick Gold Corporation First Quarter Report for 2005, including the Comparative Unaudited Financial Statements prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") and the notes thereto for the quarter ended March 31, 2005 and Management's Discussion and Analysis (US GAAP) for the same period.

                                                                       EXHIBIT 1

[GRAPHIC OMITTED]

FIRST QUARTER REPORT 2005 - APRIL 28, 2005
Based on US GAAP and expressed in US dollars

Barrick Earns $51 Million ($0.10 per share) in First Quarter
Production at Lagunas Norte Expected to Commence Ahead of Schedule

  Highlights

  o First quarter 2005 net income was $51 million, or $0.10 per share, and cash flow from operations was $122 million, or $0.23 per share, compared to net income of $26 million, or $0.05 per share, and cash flow from operations of $126 million, or $0.24 per share, in the prior-year period.

  o First quarter production was 1.1 million ounces of gold at a total cash cost of $248(1) per ounce. The Company remains on track with its previous guidance to produce between 5.4 - 5.5 million ounces of gold for the year at an average total cash cost of $220-$230 per ounce. As previously announced, the first half of 2005 is expected to have lower production and higher cash costs, with the second half improving as Lagunas Norte and Veladero come on stream.

  o Progress at Lagunas Norte is ahead of schedule and on budget, with production now expected to commence in mid-June. The Tulawaka mine achieved start-up during the quarter on time and did not have a single lost-time accident during construction. Significant progress continues to be made on the remaining development projects. Veladero is on schedule to commence production in the fourth quarter of this year and Cowal expects to pour its first gold in the first quarter of 2006. The Company continues to target approval of the environmental impact assessments for Pascua-Lama by year-end 2005.

  o Barrick and Falconbridge announced earlier this month that they have entered into a 50/50 joint-venture agreement regarding the Kabanga nickel deposit and related concessions in Tanzania, with Falconbridge as the operator of the joint venture.

  o In April 2005, the Company's wholly-owned subsidiary, Minera Barrick Misquichilca S.A., successfully completed the issuance of $50 million in debt securities in the Peruvian capital markets. The net proceeds from this offering will be used to partially fund the construction of Lagunas Norte.

Barrick Gold Corporation today reported earnings of $51 million ($0.10 per share) and operating cash flow of $122 million ($0.23 per share) for first quarter 2005 compared to earnings of $26 million ($0.05 per share) and operating cash flow of $126 million ($0.24 per share) in the year-earlier period.

In first quarter 2005, earnings were favorably impacted by a $46-per-ounce higher realized gold price, and lower interest and amortization expense compared to the prior-year period, offset by lower gold sales volumes due to the lower production levels and higher total cash costs.

The Company's first quarter earnings also included $10 million in after-tax asset/investment sales gains, a $3-million after-tax non-hedge derivative gain, offset partially by a $3-million after-tax foreign currency translation loss. Earnings in the prior-year quarter included a $10-million after-tax non-hedge derivative loss, offset partially by $2 million in after-tax asset/investment sales gains and a $2-million after-tax foreign currency translation gain.


---------------------
(1) For an explanation of non-GAAP performance measures refer to pages 18-21 of the Management's Discussion and Analysis found in the First Quarter Report 2005.

BARRICK FIRST QUARTER 2005                                         PRESS RELEASE

PRODUCTION AND COSTS

In first quarter 2005, Barrick produced 1.1 million ounces of gold at total cash costs of $248 per ounce, compared to 1.3 million ounces at total cash costs of $199 per ounce for the prior-year quarter. As previously announced, the first half of 2005 is expected to have lower production and higher cash costs, with the second half improving as Lagunas Norte and Veladero come on stream. The Company is on track with its previous guidance to produce 5.4 - 5.5 million ounces of gold for the year at an average total cash cost of $220 - $230 per ounce.

     The North American region saw a decline in production over the fourth quarter 2004 at higher total cash costs due to expected lower grades mined at the Goldstrike open pit, and lower-than-expected grades mined at Eskay Creek. The region is expected to slightly exceed its production guidance for full year 2005.

     The South American region had a solid production quarter, with first quarter production at Pierina higher than the fourth quarter 2004 and at lower total cash costs. The region is expected to meet its guidance for full year 2005.

     The Australian/African region's production in the first quarter was higher than the fourth quarter 2004 and at higher total cash costs. Production for the full year, however, is now expected to be marginally lower than previously expected, at slightly higher total cash costs, primarily due to changes in forecasts at Bulyanhulu and Plutonic. At Bulyanhulu, production and total cash cost guidance was revised to reflect ongoing dilution and lower grades, and lower projected throughput resulting from ongoing power supply interruptions and a mechanical failure in the hoist gearbox. At Plutonic, production and cash cost guidance was revised to reflect lower underground grades and the discontinuation of open-pit mining at the end of the second quarter 2005 as a result of contractor price increases given the tight Australian labor market.


DEVELOPMENT PROJECTS UPDATE

Significant progress was made on all of Barrick's development projects during the quarter.

     "2005 represents a landmark year in the history of Barrick with the expected start-up of three new mines," said Greg Wilkins, President and Chief Executive Officer. "During the quarter, Tulawaka, the first of Barrick's new generation of mines entered production, and Lagunas Norte is now expected to commence gold production ahead of schedule."

     At the Lagunas Norte project in the Alto Chicama district in Peru, progress is ahead of schedule and on budget, with production now expected to commence in mid-June. The project is about 95% complete, and commissioning of equipment and facilities commenced in early April concurrent with construction activities. About 93% of the project's required manpower is in place, with hiring expected to be concluded by the end of April 2005.

     At Veladero in the Frontera district in Argentina, progress continues with overall mine development over 80% complete. Stacking of ore on the valley-fill leach facility has commenced. The project facilities' commissioning program began in March.

     The Company's Cowal project in Australia is progressing well. Engineering is 75% complete, mine development earthworks are well advanced, and prestrip activities commenced in April 2005. Production is expected to commence in the first quarter 2006.

     At Barrick's Pascua-Lama project that straddles the Chilean and Argentine border, approvals for the environmental impact assessments are targeted by the end of 2005. Work continues on community and government relations, permitting, protocol implementation and tax stability.

     At the East Archimedes project located at the Ruby Hill mine site in Nevada, steady progress continues. Permitting approvals are expected by the end of the year. The first gold pour is targeted for mid-2007.

BARRICK FIRST QUARTER 2005                                         PRESS RELEASE
                                        2

     In Nevada, the power plant foundation work is progressing well and building erection commenced during the quarter. The plant is expected to commence operation in fourth quarter 2005.


EXPLORATION UPDATE

During the quarter, Barrick had drill programs underway on 14 properties(2). Early stage exploration was carried out in all regions during the quarter, and is helping to identify areas for follow up and drilling later in the year.

     In the Frontera district in South America, exploration drilling near the Veladero project began late in first quarter 2005, with encouraging results back from the first hole drilled in the first target. Drilling in the vicinity of Veladero will continue until the onset of winter in June, with the program resuming in September. Additional fieldwork, including mapping, sampling, trenching, is ongoing to follow up targets defined by the regional compilation. The work has identified high sulphidation-type systems at targets both north and south of Pascua-Lama/Veladero. Regional work is also underway along the rest of the belt to focus follow up in the third quarter.

     "The initial positive results confirm my belief in the potential to add significant resources in the Frontera district," said Alex Davidson, Executive Vice President, Exploration and Corporate Development. "The targets look great, and are close to Veladero."

     In North America, drill programs commenced at Goldstrike in Nevada, with the objective of adding reserves and resources. The Betze-Post exploration drift is 75% complete and a drill program at North Post will commence in the second quarter. Other drill programs in Nevada are planned or underway at Deep East Archimedes, REN and Storm.

     In the Alto Chicama district in northern Peru, work continues and targets are being delineated at four areas for follow up this year. In southern Peru, a drill program commenced at the Cuello Cuello target at the end of the quarter and results are being evaluated.

     In the Australia/Africa region, a 50,000-metre drill program commenced in early January at Buzwagi in Tanzania to test for mineralization beyond the currently defined resource. Initial results are positive, confirming the potential for the project, and engineering studies are ongoing. Drill programs are also underway on two properties in the Lake Victoria district in Tanzania. At Kabanga in Tanzania, a drill program began in January, including in-fill drilling at Kabanga North and Main.



                                     * * *



Barrick is building a new generation of mines around the globe and has the lowest total cash costs among the major gold producers. Its vision is to be the world's best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner. Barrick's shares are traded on the Toronto, New York, London and Swiss stock exchanges and the Paris Bourse.





---------------------
(2) Barrick's exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration and Corporate Development of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick's material properties, see Barrick's most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.

BARRICK FIRST QUARTER 2005                                         PRESS RELEASE

Key Statistics

(in United States dollars)                           Three months ended March 31
                                                     ---------------------------
(Unaudited)                                                   2005          2004
--------------------------------------------------------------------------------
Operating Results
Gold production (thousands of ounces)                        1,135         1,278
Gold sold (thousands of ounces)                              1,129         1,247

Per ounce data
   Average spot gold price                                 $   427       $   408
   Average realized gold price                                 428           382
   Cash operating costs(3)                                     234           187
   Total cash costs(1)(3)                                      248           199
   Amortization(3)                                              78            91
   Total production costs(3)                                   326           290
--------------------------------------------------------------------------------
Financial Results (millions)
Gold sales                                                 $   484       $   477
Net income                                                      51            26
Operating cash flow                                            122           126

Per share data (dollars)
   Net income (basic and diluted)                             0.10          0.05
   Operating cash flow                                        0.23          0.24
Common shares outstanding (as at March 31)(millions)(2)        534           532
--------------------------------------------------------------------------------

                                                           As at          As at
                                                         March 31,      Dec. 31,
                                                         -----------------------
                                                              2005          2004
--------------------------------------------------------------------------------
Financial Position (millions)
Cash and equivalents                                       $ 1,330       $ 1,398
Non-cash working capital                                       161           141
Long-term debt                                               1,698         1,655
Shareholders' equity                                         3,633         3,563
--------------------------------------------------------------------------------

(1) Comprises cash operating costs, royalties and production taxes.
(2) Includes shares issuable upon exchange of BGI (Barrick Gold Inc.) exchangeable shares.
(3) For an explanation of our use of non-GAAP performance measures refer to pages 18 to 21 of Management's Discussion and Analysis.

BARRICK FIRST QUARTER 2005                                   SUMMARY INFORMATION

Production and Cost Summary

                            Production (attributable ounces)                  Total Cash Costs (USS/oz)(1)
                            ------------------------------------------------------------------------------
For the three months ended March 31                       2005          2004           2005           2004
(Unaudited)
----------------------------------------------------------------------------------------------------------
North America
   Open Pit                                            286,738       317,527       $    276       $    267
   Underground                                         145,364       154,047            287            253
----------------------------------------------------------------------------------------------------------
   Goldstrike Property Total                           432,102       471,574            279            262
   Eskay Creek                                          54,805        65,673             59            (19)
   Round Mountain (50%)                                 93,898        93,496            223            207
   Hemlo (50%)                                          62,355        61,142            260            227
   Holt-McDermott(2)                                         -        18,809              -            238
   Marigold (33%)                                       14,109         8,602            226            248
----------------------------------------------------------------------------------------------------------
                                                       657,269       719,296            251            223
----------------------------------------------------------------------------------------------------------
South America
   Pierina                                             145,983       231,898            134             82
----------------------------------------------------------------------------------------------------------
Australia/Africa
   Plutonic                                             70,418        82,848            287            194
   Darlot                                               27,420        34,250            249            208
   Lawlers                                              31,233        26,618            287            236
   Kalgoorlie (50%)                                    124,523       102,212            247            223
----------------------------------------------------------------------------------------------------------
                                                       253,594       245,928            263            213
   Bulyanhulu                                           73,374        81,018            356            276
   Tulawaka (70%)                                        4,554             -              -              -
----------------------------------------------------------------------------------------------------------
                                                       331,522       326,946            288            226
----------------------------------------------------------------------------------------------------------
Total                                                1,134,774     1,278,140       $    248       $    199
----------------------------------------------------------------------------------------------------------

                                                                        Total Production Costs (US$/oz)(1)
                                                                        ----------------------------------
For the three months ended March 31
(Unaudited)                                                                            2005           2004
----------------------------------------------------------------------------------------------------------
   Direct mining costs at market foreign exchange rates                            $    282       $    238
   Gains realized on currency hedge contracts                                           (22)           (24)
   By-product credits                                                                   (26)           (27)
----------------------------------------------------------------------------------------------------------
Cash operating costs                                                                    234            187
   Royalties                                                                             11              9
   Production taxes                                                                       3              3
----------------------------------------------------------------------------------------------------------
Total cash costs                                                                        248            199
   Amortization                                                                          78             91
----------------------------------------------------------------------------------------------------------
Total production costs                                                             $    326       $    290
----------------------------------------------------------------------------------------------------------

(1) For an explanation of our use of non-GAAP performance measures refer to pages 18 to 21 of Management's Discussion and Analysis.
(2) Holt-McDermott ceased production in fourth quarter 2004.

BARRICK FIRST QUARTER 2005                                   SUMMARY INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

This portion of the Quarterly Report provides management's discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three-month period ended March 31, 2005, in comparison to the corresponding prior-year period. This MD&A has been prepared as of April 21, 2005. This MD&A is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto, prepared in accordance with US generally accepted accounting principles ("US GAAP"), for the three-month period ended March 31, 2005 (collectively, the "Financial Statements"), which are included in this Quarterly Report on pages 22 to 34. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2004, the related annual MD&A included in the 2004 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing this MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Barrick Gold Corporation's shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or if it would significantly alter the total mix of information available to investors. Materiality is evaluated by reference to all relevant circumstances, including potential market sensitivity.

--------------------------------------------------------------------------------
CONTENTS
 Executive Summary                                  6
 Key Economic Trends                                6
 Results                                            7
   Overview of First Quarter 2005 versus
    First Quarter 2004                              7
   Consolidated Gold Production and Sales           8
   Results of Operating Segments                    8
   Other Costs and Expenses                        13
   Cash Flow                                       14
   Balance Sheet                                   15
   Quarterly Information                           15
 Off-Balance Sheet Arrangements                    16
 Critical Accounting Policies and Estimates        17
 Non-GAAP Performance Measures                     18

EXECUTIVE SUMMARY
In first quarter 2005 we produced 1.1 million ounces of gold at a total cash cost of $248 per ounce. Our producing mines remain on track to meet our production and total cash costs guidance for 2005 of between 5.4 - 5.5 million ounces at an average total cash cost of $220-$230 per ounce. We had earnings of $51 million ($0.10 per share) and generated operating cash flow of $122 million ($0.23 per share).

We made steady progress on the development of our new generation of mines that are driving a targeted production profile of 6.8 - 7.0 million ounces by 2007. The Tulawaka mine in Tanzania achieved start-up during first quarter as expected and two additional mines, Lagunas Norte in Peru and Veladero in Argentina, are targeted to enter production in 2005. At Lagunas Norte, progress is ahead of schedule and on budget, with production now expected to commence in mid-June 2005. At Veladero, progress continues with overall mine development over 80% complete and production on track to commence in the fourth quarter of 2005. These first three new mines are expected to contribute to increased production and decreased total cash costs per ounce beginning in the second half of 2005. At our fourth new mine, Cowal in Australia, steady progress is being made with engineering over 75% complete and production is expected to commence in the first quarter 2006. We continued work on advancing our two other projects in development, Pascua-Lama in Chile/Argentina and East Archimedes in Nevada. We continue to target approval of the Pascua-Lama environmental impact assessments by year-end 2005. We also entered into a joint venture agreement with Falconbridge Limited with respect to the Kabanga nickel deposit and related concessions in Tanzania.

We continued to put in place financing for the construction costs of our development projects. In April 2005, our wholly-owned subsidiary, Minera Barrick Misquichilca S.A., successfully completed the issuance of $50 million of debt securities in the Peruvian capital markets. The net proceeds from this financing will be used to partially fund the construction of the Lagunas Norte project in Peru.

KEY ECONOMIC TRENDS
The MD&A included in our 2004 Annual Report contained a discussion of the key economic trends that affect our business and how they impact our financial statements. In this interim MD&A, we have included an update to reflect any significant changes in those trends since the preparation of the 2004 Annual MD&A.

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS

Gold Prices
The gold price was fairly volatile during first quarter 2005, ranging from $412 to $445 per ounce with an average market gold price of $427 per ounce. Gold prices continue to have a strong negative correlation with the US dollar. We sold all of our production at market gold prices, resulting in an average realized selling price of $428 per ounce. We view the outlook for market gold prices to be positive.

Silver Prices
Market silver prices have generally increased since the end of 2004, with an average market price of $6.98 per ounce during first quarter 2005. Higher silver prices help to reduce total cash costs per ounce of gold as silver sales are recorded as a by-product credit.

Currency Exchange Rates
At March 31, 2005, through our currency hedge position we have protected local currency-based expenditures for approximately the next three years at average exchange rates that are more favorable than current market rates in early 2005. The average rates for currency contracts designated against operating costs over the next three years are $0.65 for Australian dollar contracts and $0.72 for Canadian dollar contracts. Further details of our currency hedge position are included in note 14 to the Financial Statements.

Energy Prices
Diesel Fuel
Fuel prices rose from $43 per barrel at the end of 2004 to $55 per barrel at March 31, 2005. Subsequent to the end of first quarter 2005, the price has declined slightly. To help control costs, we have a fuel hedge position totaling
2.2 million barrels, for a portion of our estimated future diesel fuel consumption over the next three years, with an average cap price of $39 per barrel and participation to an average floor price of $29 per barrel on almost half of the position.

Electricity
Electricity prices have risen during 2004 and continue to rise in 2005 as a result of diesel fuel price increases and natural gas demand, as well as excess demand for electricity. To partially mitigate rising electricity costs, we are building a 115-megawatt natural gas-fired power plant that will supply our Goldstrike mine.

Other Inflationary Cost Pressures
The mining industry has been experiencing significant inflationary cost pressures. Steel prices and oil-related consumables have risen significantly over the past few quarters and continue to rise mainly impacting mine construction costs. We are focusing on supply chain management and continuous improvement initiatives to mitigate the impact of higher steel prices. Labor costs in Australia have been rising when compared to first quarter 2004, as a result of a supply shortage of skilled labor, which has been impacting production costs at our Australian mines.

US dollar interest rates
Stronger economic indicators in the first quarter have resulted in higher rates at quarter end when compared to 2004 year-end. In periods of higher interest rates, we earn higher interest income on cash balances and expect higher forward selling prices under our gold sales contracts. Most of our long-term debt has fixed interest rates and therefore interest expense is not materially affected by rising interest rates.

RESULTS
Selected Quarterly Information
--------------------------------------------------------------------------------
For the three month period ended March 31
($ millions, except per share and per ounce data in dollars)     2005      2004
Gold Production ('000s oz)                                      1,135     1,278
Gold sales
   '000s oz                                                     1,129     1,247
   $ millions                                                 $   484   $   477
Market gold price(1)                                              427       408
Realized gold price(1)                                            428       382
Total cash costs(1)(2)                                            248       199
Amortization(1)(2)                                                 78        91
Net income                                                         51        26
Net income per share - basic and diluted                         0.10      0.05
Cash inflow (outflow)
   Operating activities                                           122       126
   Capital expenditures                                          (242)     (129)
   Financing activities                                       $    76   $   (82)
--------------------------------------------------------------------------------

(1) Per ounce weighted average.
(2) For an explanation of the use of non-GAAP performance measures, refer to pages 18 to 21 of Management's Discussion and Analysis.


OVERVIEW OF FIRST QUARTER 2005 VERSUS
FIRST QUARTER 2004
Earnings
Earnings in first quarter 2005 were $25 million higher than first quarter 2004 as higher realized gold prices ($52 million pre-tax), lower amortization rates ($15 million pre-tax) and a lower effective income tax rate ($8 million) more than offset lower production volumes ($11 million pre-tax) and higher total cash costs per ounce ($55 million pre-tax).

Earnings in first quarter 2005 also benefited from $8 million lower pre-tax interest expense, a $6 million pre-tax non-hedge derivative gain, and pre-tax gains on sale of investments totaling $9 million, partly offset by pre-tax currency translation losses of $4 million. Interest expense decreased by $8 million because all interest incurred in first

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
quarter 2005 was capitalized to development projects. Following a change in trustee for a deferred compensation plan, held via a rabbi trust, various investments were sold resulting in realized gains of $9 million.

Special Items - Effect on earnings increase (decrease)
--------------------------------------------------------------------------------
For the three month period ended March 31
($ millions)                                   2005                  2004
                                        Pre-tax   Post-Tax    Pre-tax   Post-Tax
Non-hedge derivative gains (losses)        $  6      $  3       $(15)      $(10)
Gains on investment sales                     9         9          2          1
Gains on asset sales                          1         1          2          1
Foreign currency translation gains
 (losses)                                    (4)       (3)         2          2
Total                                      $ 12      $ 10       $ (9)      $ (6)
--------------------------------------------------------------------------------


Cash Flow
Our cash position as at December 31, 2004 decreased by $68 million to $1,330 million as at March 31, 2005. Operating cash flow decreased by $4 million in first quarter 2005, when compared to first quarter 2004, mainly due to lower gold sales volumes and increases in working capital at our development projects. In first quarter 2005, higher realized gold prices were offset by the impact of higher total cash costs per ounce. Capital expenditures increased, when compared to first quarter 2004, by $113 million to $242 million for first quarter 2005 mainly due to the levels of construction activity at our development projects. We received $49 million on the drawdown of cash from existing financing facilities used to fund construction at our development projects and $28 million of proceeds on shares issued on exercise of stock options.

CONSOLIDATED GOLD PRODUCTION AND SALES
As expected, production in first quarter 2005 was 11% lower than in first quarter 2004 primarily as a result of lower throughput and mining lower-grade ore at Goldstrike open pit and Pierina, partly offset by higher production at Kalgoorlie. Ounces sold decreased by 9% compared to first quarter 2004, consistent with the lower production levels.

Consolidated total cash costs per ounce
--------------------------------------------------------------------------------
For the three month period ended March 31 (in dollars per ounce)
                                                           2005        2004

Cost of goods sold(1)                                     $ 282       $ 238
Currency hedge gains                                        (22)        (24)
By-product credits                                          (26)        (27)
Cash operating costs                                        234         187
Royalties/mining taxes                                       14          12
Total cash costs(2)                                       $ 248       $ 199
--------------------------------------------------------------------------------
(1) At market currency exchange rates.
(2) For an explanation of the use of non-GAAP performance measures, refer to pages 18 to 21 of Management's Discussion and Analysis.

As expected, total cash costs per ounce in first quarter 2005 were higher than in first quarter 2004, primarily because of the lower production, together with the effect of changes in average currency hedge rates on total cash costs per ounce at our Australian mines. In the second half of 2005, production is expected to increase and total cash costs per ounce is expected to decrease, as Lagunas Norte and Veladero begin production.

Although variations may occur at individual mines, we expect consolidated production and total cash costs per ounce to meet our full-year 2005 guidance range, which was disclosed in the most recent 40-F/Annual Information Form. In particular, we have revised the fullyear guidance for the Australia/Africa region to reflect lower-than-expected production and slightly higher total cash costs per ounce at Plutonic and Bulyanhulu.

We realized an average selling price of $428 per ounce for our gold production in first quarter 2005, 12% higher than the $382 per ounce realized in first quarter 2004, when average market gold prices were lower. In first quarter 2005, we sold all of our production into the spot market at market prices, whereas in first quarter 2004, we sold 0.8 million ounces under forward gold sales contracts at lower prices than spot and 0.4 million ounces into the spot market. We may opportunistically deliver some of our production into gold sales contracts in the remainder of 2005, consistent with our goal of reducing our contract position over time. The price realized for gold sales in 2005 will depend upon spot market conditions and the selling prices of any gold sales contracts into which we voluntarily deliver, which could be below prevailing spot market prices.

RESULTS OF OPERATING SEGMENTS
In our Financial Statements, we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment operating costs and amortization of segment property, plant and equipment. Our segments mainly include producing mines and development projects. We monitor segment operating costs using "total cash costs per ounce(1)" statistics that represent segment operating costs divided by ounces of gold sold in each period. The discussion of results for producing mines focuses on this statistic in explaining changes in segment operating costs.

NORTH AMERICA
In first quarter 2005, the region produced 9% less gold compared with first quarter 2004 mainly because of lower throughput and the mining of lower-grade ore, as expected, at the Goldstrike open pit and the mining of lower-than-expected grades at Eskay Creek. Compared

(1) For an explanation of the use of non-GAAP performance measures, refer to pages 18 to 21 of the MD&A.

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                        8
to first quarter 2004, total cash costs per ounce were 13% higher, mainly as a result of the processing of lower- grade ore, lower throughput levels and lower volumes of silver produced as a by-product. The region is expected slightly exceed production guidance and be within the range of total cash costs per ounce guidance for the full year.

Goldstrike, United States
Segment income increased by $14 million in first quarter 2005 from first quarter 2004 levels, mainly due to higher realized gold prices and 5% higher gold sales volumes, partly offset by 6% higher total cash costs per ounce and 9% higher amortization expense.

Total cash costs per ounce were 3% higher than in first quarter 2004 as a result of 13% lower throughput levels due to harder ore encountered in first quarter 2005.

At the underground mine, total cash costs per ounce were 13% higher, mainly due to lower ore throughput in first quarter 2005. Higher volumes of ore were mined in first quarter 2004 from the Rodeo underground area than in first quarter 2005. Higher maintenance and freight costs, as well as higher backfill tons, resulting in increased usage of cement and other consumables, contributed to the higher total cash costs per ounce in first quarter 2005.

Amortization expense at Goldstrike increased by $3 million in first quarter 2005 mainly due to the effect of the 5% increase in ounces sold compared to first quarter 2004.

The construction of a 115-megawatt natural gas-fired power plant in Nevada to supply our Goldstrike mine is on schedule, with the plant expected to commence operations in fourth quarter 2005. Project highlights include:

 o  Construction costs of $9 million were incurred in first quarter 2005.
 o  Delivery of the first engines is expected in early third quarter 2005.
 o  Overall engineering is substantially complete.
 o Site preparation work was completed in January 2005 and foundation concrete work is 76% complete.
 o  Construction of buildings started in March 2005 and is on schedule.
 o Mechanical and electrical contracts were awarded in March 2005 and related work mobilization will start in April 2005.

Eskay Creek, Canada
Segment income for Eskay Creek in first quarter 2005 was in line with first quarter 2004 as 18% lower gold sales volumes and 20% lower by-product credits were offset by higher realized gold prices and $6 million lower amortization expense.

Compared to first quarter 2004, production decreased by 17% because of an 8% decline in ore grade, 5% decline in tons processed and 2% decline in gold recovery rates. Also, total cash costs per ounce were $59 per ounce compared to a $10 recovery per ounce in first quarter 2004, as a result of a 20% decrease in by-product credits due to lower silver content in ore processed in first quarter 2005. The decrease in by- product credits was partly offset by lower smelter costs.

Eskay Creek's full-year guidance for production and total cash costs per ounce has been revised to reflect a continuation of mining lower-than-expected ore grades into second quarter 2005. We now expect to produce between 170,000 to 180,000 ounces in 2005 at an average total cash cost of $130-$140 per ounce.

Amortization expense decreased by $6 million in first quarter 2005 compared to first quarter 2004 mainly due to the impact of the impairment charge recorded in fourth quarter 2004 and lower gold sales volumes.

Round Mountain (50% owned), United States

Segment income increased by $5 million in first quarter 2005, mainly due to higher realized gold prices and a $1 million decrease in amortization expense, partly offset by 8% higher total cash costs per ounce. Revenues increased by 21% mainly due to higher realized gold prices and an 8% increase in ounces sold.

Production and total cash costs per ounce were in line with first quarter 2004 as gold ore grades improved by 19% offsetting 5% lower throughput levels.

Amortization expense decreased by $1 million mainly because of lower amortization rates due to the effect of reserve increases at the end of 2004.

East Archimedes, United States
In 2004 we made a decision to proceed with the East Archimedes project at the Ruby Hill mine site in Nevada. The project remains on schedule with production expected to commence by mid-2007. Project highlights include:

 o  Construction costs of $1 million were incurred in first quarter 2005.
 o  Permitting approvals are expected by the end of 2005.
 o  The mine fleet was ordered and delivery is expected in the third quarter
    2005.

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                        9

SOUTH AMERICA
In first quarter 2005, all production was from the Pierina mine. Lagunas Norte and Veladero are expected to begin significantly contributing to the South America region's results in the second half of 2005. The region is expected to achieve its production and total cash costs per ounce guidance for the full year.

Pierina, Peru
Segment income decreased by $8 million in first quarter 2005 mainly due to 43% lower gold sales volumes with the expected decrease in production levels in 2005, partly offset by $22 million lower amortization expense.

Compared to first quarter 2004, production was 37% lower and total cash costs per ounce were 63% higher, due to the expected mining of lower-grade ore. Higher maintenance and fuel costs in first quarter 2005 also contributed to the higher total cash costs per ounce.

Amortization expense decreased by $22 million, mainly due to the 43% lower gold sales volumes, combined with lower amortization rates due to the effect of reserve increases at the end of 2004.

Lagunas Norte, Peru
The project is ahead of schedule with its first gold pour now expected in mid-June 2005. In first quarter 2005, development/construction costs were capitalized, whereas in first quarter 2004, the segment loss of $6 million represents expensed mine development costs. Development costs were expensed prior to when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes. Project highlights include:

 o Construction of the overall project is about 95% complete, with about 4,000 workers on-site.
 o  Construction costs of $53 million were incurred in first quarter 2005.
 o About 80% of required personnel were in place at quarter end, with hiring expected to be completed by the end of April 2005.
 o  Commissioning of equipment and facilities started in early April 2005.
 o Structural steel work is 90% complete with all other contracts on target for scheduled completion.
 o  The construction of a permanent camp was completed.

Veladero, Argentina
In first quarter 2005, overall mine development continued to progress and the project is on schedule to commence gold production in fourth quarter 2005. Project highlights include:

 o Construction costs of $69 million were incurred in first quarter 2005 and construction at the project is about 80% complete.
 o Placement of the valley-fill heap leach secondary liner was complete and the primary liner is 75% complete.
 o Stacking of ore at the valley-fill heap leach facility commenced in first quarter 2005.
 o  Steel erection at the secondary crusher is substantially complete.
 o Mainframe steel erection at the truck wash and concrete work for the external pits has been completed.
 o  Process plant steel erection is about 85% complete.
 o Installation of a power line from the plant to the crusher areas is 75% complete. Pole and tower erection continues while foundation work is complete.
 o  The primary crusher retainer wall is 95% complete.
 o The rate of pre-stripping activities continues to improve with a focus on increasing equipment availability.
 o Drilling around the mine site began in late 2004 and we have had positive drill results at Guanaco Zonzo target, located within 5 kilometers of Veladero.

Pascua-Lama, Chile/Argentina
In 2004, we made a decision to proceed with the development of the Pascua-Lama project in Chile/Argentina, contingent upon obtaining the necessary permits, approvals and fiscal regimes. We continue to target approval of the environmental impact assessments for the Pascua-Lama project by the end of 2005. We expect a three-year construction phase to begin once the required permitting is completed and other fiscal and taxation matters have been finalized, with production targeted to commence in 2009.

In first quarter 2005, the segment loss of $1 million represents non-capitalizable project expenditures. We also capitalized costs of $19 million in first quarter 2005, including development costs and capitalized interest.

AUSTRALIA/AFRICA
In first quarter 2005, gold production was 1% higher than in first quarter 2004, mainly due to a 22% increase in production at Kalgoorlie and the production start-up at Tulawaka, partly offset by a 15% decrease in production at Plutonic and a 9% decrease at Bulyanhulu. Total cash costs per ounce were 27% higher than in first quarter 2004 mainly because of processing lower-grade ore at Plutonic and 10% lower throughput at Bulyanhulu, combined with the effect of a 14% increase in average Australian dollar currency hedge rates. The average rates of currency hedge contracts vary each year and quarter-to-quarter, which impacts reported total cash

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
costs per ounce. The average exchange rate of hedge contracts in first quarter 2005 was $0.64 compared to $0.56 in first quarter 2004, which caused total cash costs per ounce for the region to increase by 14%.

Full-year 2005 production and total cash costs per ounce guidance for the region has been revised due to lower-than-expected production at Plutonic and Bulyanhulu. We now expect to produce between 1,345,000 to 1,375,000 ounces in 2005 at an average total cash cost of about $265-$280 per ounce.

Kalgoorlie (50% owned), Australia
Segment income increased by $2 million in first quarter 2005, mainly due to the effect of higher realized gold prices, partly offset by 11% higher total cash costs per ounce. Revenues were 9% higher in first quarter 2005 mainly due to the higher realized gold prices.

Gold production was 22% higher than in first quarter 2004 due to the combined effect of 14% higher ore tons processed, 5% higher ore grades and 1% higher gold recovery rates. Total cash costs per ounce were 11% higher than in first quarter 2004 primarily due to higher fuel prices and higher average exchange rates of currency hedge contracts.

Amortization expense was in line with first quarter 2004.

Plutonic, Australia
Segment income decreased by $8 million in first quarter 2005 mainly due to 25% lower gold sales volumes, combined with 48% higher total cash costs per ounce, partly offset by higher realized gold prices. Revenues decreased by 17% in first quarter 2005 as lower gold sales volumes were partly offset by higher realized gold prices.

Compared with first quarter 2004, gold production was 15% lower, mainly due to an 8% decrease in tons of ore processed and a 7% decrease in ore grades from the underground Timor area. In first quarter 2004, ore tons processed were higher because a secondary mill was operating, but this mill ceased operating in mid 2004. Total cash costs per ounce were 48% higher than in first quarter 2004, mainly due to the combined effect of lower gold production levels, higher fuel and maintenance costs and higher average exchange rates of currency hedge contracts.

Amortization decreased by $1 million mainly due to the lower gold sales volumes.

Plutonic's full-year 2005 guidance has been revised to reflect lower-than-expected production and higher-than-expected total cash costs per ounce due to lower underground grades, the discontinuation of open-pit mining and higher labor costs due to increased competition for skilled labor in Australia. A decision was made to discontinue open-pit mining at the end of second quarter 2005 due to contractor price increases caused by the tight labor market in Australia, resulting in a 40,000-ounce reduction of the full-year production guidance. We now expect to produce between 280,000 to 285,000 ounces in 2005 at an average total cash cost of $250-$260 per ounce.

Bulyanhulu, Tanzania
Segment loss was $4 million higher in first quarter 2005 mainly due to 29% higher total cash costs per ounce and a $3 million increase in amortization expense, partly offset by 15% higher gold sales volumes and higher realized gold prices. Revenues were 32% higher in first quarter 2005 reflecting the higher gold sales volumes and higher realized gold prices.

Compared with first quarter 2004, gold production was 9% lower, mainly due to a 10% decrease in the tons of ore processed. Total cash costs per ounce were 29% higher than in first quarter 2004, mainly due to the lower production levels, as well as higher contractor costs and freight charges.

Amortization increased by $3 million due to the higher gold sales volumes.

Bulyanhulu's full-year 2005 guidance has been revised to reflect lower-than-expected production and higher-than-expected total cash costs per ounce due to lower throughput in 2005 as a result of lower equipment availability, mining schedule changes, ongoing power supply interruptions and a mechanical failure in the hoist gearbox in April 2005. We now expect to produce between 320,000 to 325,000 ounces in 2005 at an average total cash cost of $330-$340 per ounce.

Tulawaka (70% owned), Tanzania
Tulawaka started production in mid-March 2005. Although 5,000 ounces were produced in the quarter, none of the ounces were sold.

Continuous operation of the process plant commenced in early March 2005, while construction and commissioning were being completed. By the end of first quarter 2005, all construction was complete and all contractors demobilized including the EPCM contractor. All performance tests for the process plant were complete and signed off by quarter end. During the test phase, the plant performance was in excess of design but was treating soft ore.

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       11

Cowal, Australia
The project remains on schedule for production to commence in first quarter 2006. In first quarter 2005, the segment loss of $1 million represents non-capitalizable project expenditures. Project highlights include:

 o  Capital expenditures incurred were $44 million.
 o  Engineering is 75% complete.
 o  Detailed excavation for the primary crusher pit was completed.
 o Mine development earthworks is well underway with the commencement of the key trench for the south tailings storage facility.
 o With the installation of pit dewatering pumps, pumping of pit water to the northern tailings cell started in March 2005.
 o  Pre-strip activity commenced in early second quarter 2005.

Kabanga (50% owned), Tanzania
In April 2005, we entered into a joint-venture agreement with Falconbridge Limited ("Falconbridge") with respect to the Kabanga nickel deposit and related concessions in Tanzania. Falconbridge has acquired a 50% indirect interest in respect of the Kabanga project for $15 million and a funding commitment. Falconbridge will be the operator of the joint venture. The Kabanga project has a current estimated inferred resource of 26.4 million tonnes grading 2.6% nickel(1).

Over the next several years, Falconbridge will fund and conduct a further $50-million work plan that will include additional exploration and infill drilling, and technical work to update the resource model for Kabanga and bring the project towards feasibility. It will establish a dedicated team in Tanzania to coordinate and advance the work plan. Upon conclusion of the work plan, Falconbridge will fund the next $95 million of any project development expenditures to advance the Kabanga project. Thereafter, Falconbridge and Barrick will share equally in joint-venture revenues and expenditures.

Buzwagi, Tanzania
Buzwagi is a late-stage exploration project located about 80 kilometers south of the Bulyanhulu mine in the Lake Victoria district in Tanzania. A 50,000-metre drill program commenced in early January to test for mineralization beyond the currently defined resource. Initial results are positive and confirm the potential for the project. Engineering studies are also ongoing.



(1) Resource calculations were prepared by employees of Barrick under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration and Corporate Development of Barrick.

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS


OTHER COSTS AND EXPENSES

Exploration, Development and Business Development Expense
------------------------------------------------------------------------------------------------------------------------------------
For the three month period ended March 31
($ millions)                       2005      2004                                  Comments
Exploration
  North America                    $  7      $  6
  Australia/Africa                   12         8    Higher expenditures at Buzwagi project in first quarter 2005.
  South America                       5         4
  Russia/Central Asia                 1         1
  Other countries                     1         -
                                     26        19
Mine development                                     Development costs are expensed until mineralization is classified as proven and probable reserves for US reporting purposes.
  Veladero                            1         -
  Lagunas Norte                       -         6    We expensed development costs until May 1, 2004, which is the date when the project achieved the criteria to classify mineralization as a reserve for US reporting purposes.
                                      1         6
Non-capitalizable project
expenditures
  Cowal                               1         -
  Pascua-Lama                         1         -
                                      2         -
Business development/other            2         4
                                   $ 31      $ 29
------------------------------------------------------------------------------------------------------------------------------------

Amortization, Administration and Interest Expense
------------------------------------------------------------------------------------------------------------------------------------
For the three month period ended March 31
($ millions, except per ounce data and percentages)
                        2005       2004    % Change                                Comments
Amortization
  Absolute amount       $ 93      $ 120       (23%)  Decrease mainly due to 9% lower sales volumes and 14% lower amortization per ounce.
Per ounce (dollars)(1)    78         91       (14%)  Decrease following reserve increases at some mines at the end of 2004, and the impact of the Eskay Creek impairment
                                                     charge recorded in fourth quarter 2004.
Administration            17         16         6%   Higher regulatory compliance costs in 2005. Expense guidance of $90 million for full-year 2005 has been reduced to $75 million following the deferral of the implementation of the new Share-Based Payments (Stock Options) standard that will require all stock options to be expensed.
Interest costs
  Incurred                28         12       133%   Increase due to impact of $750 million debentures issued in fourth quarter 2004 and drawdown of $222 million on the $250 million Veladero financing.
  Capitalized             28          4       600%   Higher amounts capitalized to Lagunas Norte, Veladero and Cowal development projects as capitalized construction costs were about $600 million higher in first quarter 2005. Capitalization at Pascua-Lama began on July 1, 2004.
  Expensed                -           8       N/A
------------------------------------------------------------------------------------------------------------------------------------

(1) For an explanation of the use of non-GAAP performance measures, refer to pages 18 to 21 of Management's Discussion and Analysis.

Other (Income) Expense
------------------------------------------------------------------------------------------------------------------------------------
For the three month period ended March 31
($ millions)                       2005      2004                                  Comments
Non-hedge derivative               $ (6)     $ 15    Gains in first quarter 2005 mainly relate to non-hedge fuel contracts. Losses
(gains)/losses                                       in first quarter 2004 mainly relate to non-hedge silver contracts.
Gains on asset/investment sales     (10)       (4)   Gains recorded in first quarter 2005 mainly relate to the sale of investments, held in a rabbi trust for a deferred compensation plan, as a result of a change of the plan trustee.
Environmental remediation costs       5         8
Currency translation                  4        (2)
(gains)/losses
Other items                           2        (1)
                                   $ (5)     $ 16

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS

Income Taxes

Income tax expense of $14 million in first quarter 2005 was in line with first quarter 2004. Our underlying expected effective tax rate for 2005 is 22%, which is lower than the effective tax rate of 28% used in first quarter 2004. The decrease is primarily due to a change in the geographic mix of gold production in 2005, and therefore the mix of taxable income in different tax jurisdictions. The expected rate for 2005 is based on a market gold price assumption of $425 per ounce. If actual average market gold prices vary from this assumption, our actual effective tax rate will also vary. The expected underlying tax rate excludes the effect of gains and losses on non-hedge derivatives; the effect of delivering into forward gold sales contracts at prices below prevailing market prices; and any release of deferred tax valuation allowances.

CASH FLOW

[CHART OMITTED]


Operating Activities
Operating cash flow decreased from first quarter 2004 by $4 million to $122 million in first quarter 2005. The key factors that contributed to the year over year decrease are summarized in the table below.

Key factors affecting operating cash flow

------------------------------------------------------------------------------------------------------------------------------------
For the three month period ended March 31             Impact on
($ millions, except per                             comparative
ounce data)                                           operating
                                 2005       2004      cash flow                            Comments
Gold sales volumes              1,129      1,247          $ (21)
  ('000s oz)
Realized gold prices           $  428     $  382             52
  ($/oz)
Total cash costs ($/oz)(1)        248        199            (55)
Sub-total                                                   (24)      Refer to pages 8 and 12 for explanations of changes in gold production and sales.
Other inflows (outflows)
Income tax payments               (12)       (29)            17       Refunds related to prior periods received in first quarter
                                                                      2005 and lower required income tax payments.
Increase in inventories           (20)        (5)           (15)      Increases in inventory primarily reflect supplies required to support construction at development projects.
Increase in taxes                 (17)        (6)           (11)      Tax recoverable increased in first quarter 2005 for goods and services tax on supplies and materials used in construction at development projects. Amounts are expected to be recovered after production begins. A $33 million recovery of a portion of taxes recoverable at March 31, 2005 is expected in second quarter 2005.
Other non-cash working             29          3             26       Timing of supplier payments.
capital
Interest expense                    -          8              8       Increase in amounts capitalized to development projects in first quarter 2005.
Effect of other factors                                      (5)
Total                                                     $  (4)
------------------------------------------------------------------------------------------------------------------------------------
(1) Total cash costs per ounce is a non-GAAP performance measure. For more information, see pages 18 to 21.


BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS

Investing Activities

------------------------------------------------------------------------------------------------------------------------------------
For the three month period
ended March 31
($ millions)                     2005       2004       $ Change       Comments
Growth capital expenditures(1)
Veladero                          $69        $64             $5       Construction activity started in first quarter 2004
                                                                      with similar expenditure levels in first quarter 2005.
Lagunas Norte                      53          6             47       Construction activity started in second quarter 2004.
Cowal                              44         20             24       Construction activity started in second quarter 2004.
                                                                      Principal expenditure in first quarter 2004 was a $15
                                                                      million payment under a property acquisition agreement.
Tulawaka                            5          3              2       Construction activity started in first quarter 2004.
                                                                      Production started in March 2005.
Pascua-Lama                        19          4             15       Similar development expenditures in first quarter 2005.
                                                                      Capitalization of interest in first quarter 2005.
Nevada Power Plant                  9          -              9       Construction activity started in fourth quarter 2004.
East Archimedes                     1          -              1       Construction activity started in first quarter 2005.
Sub-total                         200         97            103
Sustaining capital expenditures
North America                      15         14              1
Australia/Africa                   23         15              8       Higher expenditures on underground development and mining
                                                                      equipment at Bulyanhulu in first quarter 2005.
South America                       3          2              1
Other                               1          1              -
Sub-total                          42         32             10
Total                            $242       $129           $113

------------------------------------------------------------------------------------------------------------------------------------

(1) Includes construction costs and capitalized interest.

Financing Activities

The most significant financing cash flows in first quarter 2005 were $49 million of drawdowns under the lease facility for Lagunas Norte and the Veladero project financing, and $28 million received on the exercise of employee stock options. We also made scheduled payments under long-term debt obligations totaling $1 million in first quarter 2005.

BALANCE SHEET
SHAREHOLDERS' EQUITY

Outstanding Share Data

As at April 14, 2005, 534 million of our common shares, one special voting share and 1.4 million Exchangeable Shares not owned by Barrick (exchangeable into 0.7 million of our common shares) were issued and outstanding. As at April 14, 2005, options to purchase 23 million common shares were outstanding under our option plans, as well as options to purchase one million common shares under certain option plans inherited by us in connection with prior acquisitions.

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as "other comprehensive income", and excluded from the income statement.

In first quarter 2005, the other comprehensive loss of $9 million mainly included gain reclassification adjustments totaling $40 million for gains of $9 million on the sale of investments and gains of $31 million on hedge contracts designated for 2005 that were transferred to earnings in first quarter 2005; partly offset by gains of $21 million on hedge contracts designated for future periods caused primarily by changes in currency exchange rates, interest rates and fuel prices.


QUARTERLY INFORMATION ($ millions, except where indicated)

----------------------------------------------------------------------------------------------------------------------
                                                   2005                2004                              2003
                                                   ----    ----------------------------------     --------------------
                                                     Q1         Q4       Q3        Q2      Q1       Q4      Q3      Q2
Gold sales                                        $ 484      $ 501    $ 500      $454    $477     $536    $549    $491
Net income                                           51        156       32        34      26       77      35      59
Net income per share - basic (dollars)             0.10       0.30     0.06      0.06    0.05     0.14    0.07    0.11
----------------------------------------------------------------------------------------------------------------------


Our financial results for the last eight quarters reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales; and declining gold production, sales volumes, and rising total cash costs per ounce as a number of our mines process lower-grade ore and are subject to rising input costs due to inflationary pressures. The trend of lower production and higher total cash costs per ounce is expected to reverse in the second half of 2005 as our lower cost Lagunas Norte and Veladero mines begin production. Net income in each quarter also reflects the timing of various special items. The items affecting first quarter 2005 and first quarter 2004 are presented in a table on page 8.


BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       15

OFF-BALANCE SHEET ARRANGEMENTS

The MD&A included in our 2004 Annual Report contained a detailed discussion of off-balance sheet arrangements. In this interim MD&A, we have included a brief discussion and an update to reflect any significant changes in off-balance sheet arrangements.

Gold and Silver Sales Contracts

We have historically used gold and silver sales contracts as a means of selling a portion of our gold and silver production. The contracting parties are bullion banks whose business includes entering into contracts to purchase gold or silver from mining companies. All our gold and silver sales contracts (including Corporate Gold Sales Contracts, Pascua-Lama Gold Sales Contracts and Floating Spot-Price Gold Sales Contracts) retain all the benefits of our Master Trading Agreements ("MTAs") and are not subject to margining, downgrade or unilateral and discretionary "right to break" provisions. Furthermore, as part of our MTAs, Pascua-Lama Gold Sales Contracts are not subject to any provisions regarding any final go-ahead decisions with Pascua-Lama construction, or any possible delay or change in the Pascua-Lama project. Barrick guarantees the performance of all its gold and silver sales contracts.

Corporate Gold Sales and Floating Spot-Price Gold Sales Contracts

We had fixed-price Corporate Gold Sales Contracts, which at March 31, 2005 totaled 6.8 million ounces. This represents approximately one year of expected future gold production and approximately 10% of our proven and probable reserves, excluding Pascua-Lama. We reduced our fixed-price Corporate Gold Sales contracts by 0.2 million ounces in first quarter 2005 by converting 0.2 million ounces of fixed-price contracts to floating spot-price contracts.

At March 31, 2005, we had floating spot-price gold sales contracts under which we are committed to deliver 0.7 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $72 per ounce.

Key Aspects of Corporate Gold Sales Contracts
(at March 31, 2005)

Current termination date of contracts.                  2014 in most cases.
Average estimated realizable price in 2014              $433/oz.(1)
Mark-to-market value at March 31, 2005.
 Corporate Gold Sales Contracts                         $(876) million.(2)
 Floating Spot-Price Gold Sales Contracts.              $(48) million.(2)

(1) Approximate estimated value based on current market US dollar interest rates and an average lease rate assumption of 1%. Accelerating gold deliveries would likely lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.

(2) At a spot gold price of $427 per ounce, and market interest rates.

We have an obligation to deliver gold by the termination date, currently 2014 in most cases. However, because we typically fix the price of gold under our gold sales contracts to a date that is earlier than the termination date of the contract (referred to as the "interim price-setting date"), the actual realized price on the contract termination date depends upon the actual gold market forward premium ("contango") between the interim price-setting date and the termination date. The price in the table above is not necessarily representative of the prices that may be realized each quarter for actual deliveries into gold sales contracts, in particular if we choose to settle any gold sales contract in advance of the termination date, which we have the right to do at our discretion.

Pascua-Lama Gold Sales Contracts

In anticipation of building Pascua-Lama and in support of any related financing, we have 6.5 million ounces of existing fixed-price gold sales contracts specifically allocated to Pascua-Lama (the "Pascua-Lama Gold Sales Contracts"). The allocation of these contracts will help reduce gold price risk at Pascua-Lama and is expected to help secure the financing for its construction. We expect the allocation of these contracts to eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support the financing of Pascua-Lama.

Key Aspects of Pascua-Lama Gold Sales Contracts
(at March 31, 2005)

Expected delivery dates.(1)                             2009-2017, the term of
                                                        the expected financing.
Future estimated average realizable price.              $375/oz.(2)
Mark-to-market value at March 31, 2005.                 $(931) million.(3)

(1) The contract termination dates are 2014-2017 in most cases, but we expect to deliver Pascua-Lama production against these contracts starting in 2009.

(2) Upon delivery of production from 2009-2017, the term of expected financing. Approximate estimated value based on current market contango.

(3) At a spot gold price of $427 per ounce and market interest rates.


BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       16

These contracts represent just over 35% of the 17.6 million ounces of gold reserves at Pascua-Lama, and do not impact any of the 643 million ounces of silver contained in gold reserves.

Fair Value of Derivative Positions

-------------------------------------------------------------------------------------------------------
                                                                          At Mar. 31,       At Dec. 31,
Unrealized Gain/(Loss)                                                           2005              2004
Corporate Gold Sales Contracts (1)                                             $(924)            $(975)
Pascua-Lama Gold Sales Contracts                                                (931)             (966)
Silver Sales Contracts (1)                                                       (33)              (26;
Foreign currency contracts                                                        260               298
Interest and lease rate contracts                                                  37                45
Fuel contracts                                                                     36                 4
                                                                             $(1,555)          $(1,620)
-------------------------------------------------------------------------------------------------------

(1) Includes floating spot-price contracts.

Contractual Obligations and Commitments

Purchase obligations for capital expenditures include only those items where binding commitments have been entered into. They do not include the full amount of future capital expenditures required to complete construction of the Company's development projects, because commitments have yet to be made for a portion of these estimated future capital costs. Significant changes to the December 31, 2004 contractual obligations and commitments include an additional $150 million of capital commitments mainly at the development projects and an additional $120 million of purchase obligations for supplies and consumables and power contracts that the Company expects to incur mainly in 2005 and 2006.

In first quarter 2005, we have drawn an additional $49 million of long-term debt on our Veladero project financing facilities and lease facility for Lagunas Norte that will result in additional repayments of about $8-10 million each year for 2006 to 2009 and the remainder will be repaid in 2010 and thereafter.

Capital expenditures not yet committed

We expect to incur about $2.3 billion in capital to complete the development of our present projects over the next five years (Veladero, Lagunas Norte, Cowal, Pascua-Lama and East Archimedes) and the Nevada Power Plant. A total of about $0.3 billion of these amounts had been committed at the end of first quarter 2005, with the remainder not yet committed.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain.

In this MD&A, we have not repeated information provided in our 2004 annual MD&A. We have provided an update for any changes or expected changes in accounting policies and critical accounting estimates that were not included in our 2004 annual MD&A.

Accounting Policy Changes

There were no changes in accounting policies in the first quarter of 2005 that significantly impacted our Financial Statements.

EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry ("EITF 04-6")

In March 2005, the FASB approved EITF 04-6. On adoption of EITF 04-6, we will be required to change our accounting policy for stripping costs. Historically, stripping costs have been capitalized on the balance sheet under Capitalized Mining Costs and attributed to earnings using a stripping ratio that results in a smoothing of these costs over the life of the mine. Under EITF 04-6, stripping costs incurred in the production phase will be capitalized as a component of inventory cost each period. This new method of accounting under EITF 04-6 will likely lead to greater period-to-period volatility in production costs. The mines most significantly affected will be Goldstrike open pit, Pierina and Kalgoorlie, as well as our Veladero and Lagunas Norte development projects after they begin production in 2005. Adoption of EITF 04-6 is required by first quarter 2006, but earlier adoption is permitted. On adoption, the Company may choose to record a cumulative effect adjustment in earnings of the period of adoption, or alternatively retroactively restate all prior periods for the effect of the change. We are presently evaluating the impact of EITF 04-6, and we may early adopt EITF 04-6 during 2005.

FAS 123R, Accounting for Stock-Based Compensation ("FAS 123R")

In April 2005, the SEC announced the deferral of the effective date of FAS 123R. FAS 123R will now be effective by the first quarter of fiscal 2006 for Barrick. We expect to complete preparations for the adoption of FAS 123R in 2005, ready for adoption in first quarter 2006. Consequently, we have revised our guidance for administration expense in 2005 down from $90 million to $75 million.

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       17


Critical Accounting Estimates

Certain accounting estimates have been identified as being "critical" to the presentation of our financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain; and there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Critical accounting estimates include:

 o Reserve estimates used to measure amortization of property, plant and equipment;

 o  Stripping ratios used to measure amortization of capitalized mining costs;

 o  Impairment assessments of long-lived assets;

 o  The fair value of asset retirement obligations; and

 o The measurement of deferred income tax assets and liabilities and assessments of the amounts of valuation allowances recorded.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment

We record amortization expense based on the estimated useful economic lives of long-lived assets. Changes in reserves, effective December 31, 2004, caused amortization during first quarter 2005 to decrease by $3 million for the mines listed below, which had reserve estimate changes (other than production) greater than 10%.

Impact of Historic Changes in Reserve Estimates on Amortization

--------------------------------------------------------------------------------------------------------------
($ millions, except                               As at December 31, 2004    For the three month period ended
reserves in millions of contained oz)      Reserves increase (decrease)(1)        March 31, 2005 Amortization
                                                                                          increase (decrease)
Gold strike
Underground                                                           0.1                                  $-
Open pit                                                              1.8                                  (2)
Plutonic                                                              0.2
Eskay Creek                                                          (0.1)                                  1
Kalgoorlie                                                           (0.2)
Pierina                                                               0.3                                  (2)
--------------------------------------------------------------------------------------------------------------

(1) Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes, shown in millions of contained ounces, affect amortization expense on a prospective basis.

Stripping Ratios Used to Measure Amortization of Capitalized Mining Costs

Effective January 1, 2005, we increased the stripping ratios for Goldstrike - Open Pit and Pierina to reflect updated reserves at the end of 2004. The amounts presented represent the estimated impact on quarterly amortization caused by these changes, based on production levels and sales volumes in the first quarter.

Impact of Historic Changes in Stripping Ratios

---------------------------------------------------------------------------------------------
($ millions, except ratios)                                                      Amortization
                                                                                     increase
                                               Stripping Ratio used in          (decrease)(1)
                                             2005                  2004                  2005
Goldstrike open pit                         127:1                 109:1                 $ (3)
Pierina                                      86:1                  60:1                    $1
---------------------------------------------------------------------------------------------

(1) Impact of the year on year change in the stripping ratio used to amortize capitalized mining costs. Amortization of capitalized mining costs is recorded as a component of the cost of inventory, and consequently impacts cost of sales in the income statement.

Impairment Assessments of Investments

Each reporting period we review all investments whose fair value at the end of the period is below cost to determine whether an other-than-temporary impairment has occurred. We consider both positive and negative evidence in order to reach a conclusion on whether any impairment is other-than-temporary, and if necessary, record any losses that are other-than-temporary in earnings within other (income)/expense. Changes in the values of investments are caused by market factors beyond our control and could be significant. Consequently, the amount of any impairment charge recorded could materially impact earnings in a particular reporting period. In first quarter 2005, we reviewed two investments for impairment purposes and concluded that the impairment in value was not other-than-temporary, as disclosed in note 11 to the interim financial statements. If a further or prolonged deterioration in value of these investments occurs, we may reach a different conclusion that could lead to the recognition of an impairment charge in earnings of a future period.

NON-GAAP PERFORMANCE MEASURES

--------------------------------------------------------------------------
For the three month period ended March 31
($millions, except per ounce information)                 2005        2004
Total cash costs - per US GAAP(1)                        $ 283        $250
Accretion expense and reclamation costs at
 the operating mines                                       (3)         (2)
Total cash costs - per Gold Institute
Production Cost Standard                                  $280        $248
Ounces sold (thousands)                                  1,129       1,247
Total cash costs per ounce - per US GAAP
(dollars) (2)                                            $ 251        $200
Total cash costs per ounce - per Gold Institute
 Production Cost Standard (dollars)(2)                   $ 248        $199
--------------------------------------------------------------------------

(1) Equal to cost of sales and other operating expenses less accretion expense and reclamation costs at non-operating mines.
(2) Per ounce weighted average.

We have included total cash costs per ounce data because these statistics are a key performance measure that management uses to monitor performance. We use these statistics to assess how well our producing mines

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       18
are performing compared to plan and also to assess the overall effectiveness and efficiency of our mining operations. We believe that the inclusion of these statistics in MD&A helps an investor to assess performance "through the eyes of management". We understand that certain investors also use these statistics to assess our performance. The inclusion of total cash costs per ounce statistics enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and the ability to generate operating cash flow for use in investing and other activities. We report total cash costs per ounce data calculated in accordance with The Gold Institute Production Cost Standard (the "Standard"). Adoption of the Standard is voluntary, but we understand that most senior gold producers follow the Standard when reporting cash cost per ounce data. The data does not have a meaning prescribed by US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the Standard. Total cash costs per ounce are derived from amounts included in the Statements of Income and mine site operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs, and capital, development and exploration costs. A US GAAP measure of costs per ounce has also been presented as required by securities regulations that govern non-GAAP performance measures. Commentary within this Management's Discussion and Analysis is focused on the "total cash costs" measure as defined by the Standard.

The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. As can be seen from the tables on pages 20 to 21 reconciling the GAAP and non-GAAP measures, the GAAP and non-GAAP measures are not significantly different.

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       19

Reconciliation of Total Cash Costs Per Ounce to Financial Statements

----------------------------------------------------------------------------------------------------------------------------
                                                            Goldstrike -       Goldstrike -
                                                             Open Pit         Underground     Eskay Creek(2)  Round Mountain
----------------------------------------------------------------------------------------------------------------------------
For the three month period ended March 31                2005       2004     2005     2004     2005   2004    2005      2004
----------------------------------------------------------------------------------------------------------------------------
Total cash production costs-
  per US GAAP(1)                                       $84.2      $77.1    $41.4    $35.7     $3.4   $(1.1) $ 21.1     $18.2
Accretion expense and
  reclamation costs at operating mines                  (0.6)      (0.6)    (0.1)    (0.1)    (0.2)  (0.1)   (0.4)     (0.4)
Total cash production costs
  per Gold Institute Production Cost Standard           $83.6      $76.5    $41.3    $35.6    $ 3.2  $(1.2) $ 20.7     $17.8
Ounces sold (thousands)                                   304        287      144      141       54     66      93        86
Total cash costs per ounce
  sold per US GAAP (dollars)(3)                         $ 278      $ 269    $ 287    $ 254    $  62  $(18)  $  228      $212
Total cash costs per ounce
  sold - per Gold Institute Production Cost
  Standard (dollars)(4)                                 $ 276      $ 267    $ 287    $ 253    $  59  $(19)  $  223      $207
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                                            Hemlo          Holt-McDermott     Marigold       Total North
                                                                                                               America
----------------------------------------------------------------------------------------------------------------------------
For the three month period ended March 31                2005       2004     2005     2004     2005  2004     2005      2004
----------------------------------------------------------------------------------------------------------------------------
Total cash production costs-
   per US GAAP(1)                                       $17.2      $14.2    $   -    $ 5.2    $ 3.2   $2.1  $170.5    $151.4
Accretion expense and
  reclamation costs at operating mines                      -          -        -        -        -     -    (1.3)     (1.2)
Total cash production costs
  per Gold Institute Production Cost Standard           $17.2      $14.2        -    $ 5.2    $ 3.2   $ 21  $169.2    $150.2
Ounces sold (thousands)                                    66         62        -       22       14      8     675       672
Total cash costs per ounce
  sold per US GAAP (dollars)(3)                         $ 260      $ 227        -    $ 238    $ 226   $248  $  253    $  225
Total cash costs per ounce
  sold - per Gold Institute Production Cost
  Standard (dollars)(4)                                 $ 260      $ 227    $   -    $ 238    $ 226   $248  $  251    $  223

----------------------------------------------------------------------------------------------------------------------------
                                                           Pierina          Total South       Plutonic          Darlot
                                                                              America
----------------------------------------------------------------------------------------------------------------------------
For the three month period ended March 31                2005       2004     2005     2004     2005   2004    2005      2004
----------------------------------------------------------------------------------------------------------------------------
Total cash production costs-
   per US GAAP(1)                                       $18.6      $19.4    $18.6    $19.4    $19.4  $17.3  $  6.4    $  7.7
Accretion expense and
  reclamation costs at operating mines                  (1.3)      (0.8)    (1.3)    (0.8)        -    -         -         -
Total cash production costs
  per Gold Institute Production Cost Standard           $17.3      $18.6    $17.3    $18.6    $19.4  $17.3  $  6.4    $  7.7
Ounces sold (thousands)                                   129        227      129      227       67     89      26        37
Total cash costs per ounce
  sold per US GAAP (dollars)(3)                         $ 144      $  86    $ 144    $  86    $ 287   $194  $  249    $  208
Total cash costs per ounce
  sold- per Gold Institute Production Cost
  Standard (dollars)(4)                                 $ 134      $  82    $ 134    $  82    $ 287   $194  $  249    $  208
----------------------------------------------------------------------------------------------------------------------------

(1) Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).

(2) Eskay Creek's total cash costs in three month period ended March 31, 2005 are impacted by higher silver prices which the Company treats as a by-product. Total cash costs on a co-product basis for the three month period ended March 31 are: 2005 - gold $234 per ounce, silver $3.80 per ounce (2004 - gold $186 per ounce, silver $3.49 per ounce).

(3) Represents total cash production costs per US GAAP divided by ounces sold.

(4) Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       20


----------------------------------------------------------------------------------------------------------------------------
                                                         Lawlers               Kalgoorlie      Bulyanhulu        Total
                                                                                                            Australia/Africa
----------------------------------------------------------------------------------------------------------------------------
For the three month period ended March 31                2005       2004     2005     2004     2005   2004    2005     2004
----------------------------------------------------------------------------------------------------------------------------
Total cash production costs -
  per US GAAP(1)                                        $ 8.9      $ 7.1    $28.6     $26.3   $30.6  $20.7  $ 93.9    $79.1
Accretion expense and
  reclamation costs at operating mines                  (0.1)          -    (0.2)    (0.2)    (0.1)  (0.1)   (0.4)    (0.3)
----------------------------------------------------------------------------------------------------------------------------
Total cash production
  costs per Gold Institute Production Cost Standard     $ 8.8      $ 7.1    $28.4     $26.1   $30.5  $20.6  $ 93.5    $78.8
----------------------------------------------------------------------------------------------------------------------------
Ounces sold (thousands)                                    31         30      115      117       86     75     325      348
Total cash costs per ounce
  sold per US GAAP (dollars)(2)                         $ 289      $ 236    $ 248     $225    $ 357  $ 277  $  289    $ 227
----------------------------------------------------------------------------------------------------------------------------
Total cash costs per ounce
  sold - per Gold Institute Production
  Cost Standard (dollars)(3)                            $ 287      $ 236    $ 247     $223    $ 356  $ 276  $  288    $ 226
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

(1) Represents cost of sales and other operating costs (excluding amortization and accretion expense and reclamation costs for non-operating mines).

(2) Represents total cash production costs per US GAAP divided by ounces sold.

(3) Represents total cash production costs per Gold Institute Production Cost Standard divided by ounces sold.

Reconciliation of Amortization Costs per Ounce to Financial Statements

--------------------------------------------------------------------------------------
For the three month period ended March 31                         2005            2004
--------------------------------------------------------------------------------------
Amortization expense per consolidated financial statements     $   93          $   120
Amortization expense recorded on property, plant and equipment
  not at operating mine sites                                     (4)              (6)
--------------------------------------------------------------------------------------
Amortization expense for per ounce calculation                 $   89          $   114
--------------------------------------------------------------------------------------
Ounces sold (thousands)                                         1,129          $ 1,247
--------------------------------------------------------------------------------------
Amortization per ounce (dollars)                               $   78          $    91
--------------------------------------------------------------------------------------

BARRICK FIRST QUARTER 2005                  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       21

Consolidated Statements of Income
Barrick Gold Corporation                              Three months ended
(in millions of United States dollars,                         March 31,
 except per share data) (Unaudited)                   ------------------
                                                       2005         2004
                                                      ------------------
Gold sales (notes 3 and 4)                             $484        $ 477
------------------------------------------------------------------------
Costs and expenses
Cost of sales(1) (note 5)                               291          254
Amortization (note 3)                                    93          120
Administration                                           17           16
Exploration, development and business development        31           29
Other (income) expense (note 6)                         (5)           16
------------------------------------------------------------------------
                                                         57           42
------------------------------------------------------------------------
Interest income                                           8            6
Interest expense (note 14)                                -          (8)
------------------------------------------------------------------------
Income before income taxes and other items               65           40
Income tax expense (note 7)                              14           14
------------------------------------------------------------------------
Net income for the period                              $ 51        $  26
------------------------------------------------------------------------
Earnings per share data (note 8):
Net income
  Basic and diluted                                    0.10        $0.05
------------------------------------------------------------------------

(1) Exclusive of amortization (note 5).

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2005                                  FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows
Barrick Gold Corporation                                    Three months ended
(in millions of United States dollars) (Unaudited)                   March 31,
                                                            ------------------
                                                             2005         2004
------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income for the period                                  $   51        $  26
Amortization                                                   93          120
Deferred income taxes (note 7)                                  3          (4)
Gains on sale of assets (note 6)                              (1)          (2)
Gains on sale of investments (note 6)                         (9)          (2)
Other items (note 9)                                         (15)         (12)
------------------------------------------------------------------------------
Net cash provided by operating activities                     122          126
------------------------------------------------------------------------------
INVESTING ACTIVITIES
Property, plant and equipment
  Capital expenditures (note 3)                             (242)        (129)
  Sales proceeds                                                5            2
Investments
  Purchases (note 11)                                        (28)         (41)
  Sales proceeds                                                -            4
------------------------------------------------------------------------------
Net cash used in investing activities                       (265)        (164)
------------------------------------------------------------------------------
FINANCING ACTIVITIES
Capital stock
  Proceeds on exercise of stock options                        28           13
  Repurchased for cash                                          -         (95)
Long-term debt
  Proceeds (note 14a)                                          49            -
  Repayments                                                  (1)            -
------------------------------------------------------------------------------
Net cash provided by (used in) financing activities            76         (82)
------------------------------------------------------------------------------
Effect of exchange rate changes on cash and equivalents       (1)            -
Net decrease in cash and equivalents                         (67)        (120)
Cash and equivalents at beginning of period                 1,398          970
------------------------------------------------------------------------------
Cash and equivalents at end of period                      $1,330        $ 850
------------------------------------------------------------------------------

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


BARRICK FIRST QUARTER 2005                                  FINANCIAL STATEMENTS
                                       23

Consolidated Balance Sheets
Barrick Gold Corporation
(in millions of United States dollars) (Unaudited)       At Mar. 31   At Dec. 31
                                                         -----------------------
                                                               2005         2004
--------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and equivalents                                      $ 1,330       $1,398
  Accounts receivable                                            52           58
  Inventories (note 10)                                         235          215
  Other current assets                                          329          286
--------------------------------------------------------------------------------
                                                              1,946        1,957
  Investments (note 11)                                         141          134
  Property, plant and equipment (note 12)                     3,551        3,391
  Capitalized mining costs (note 13)                            222          226
  Other assets                                                  591          566
--------------------------------------------------------------------------------
Total assets                                                $ 6,451       $6,274
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable                                            $ 365         $335
  Other current liabilities                                      90           83
--------------------------------------------------------------------------------
                                                                455          418
  Long-term debt (note 14)                                    1,698        1,655
  Other long-term obligations                                   528          499
  Deferred income tax liabilities                               137          139
--------------------------------------------------------------------------------
Total liabilities                                             2,818        2,711
--------------------------------------------------------------------------------
Shareholders' equity
  Capital stock (note 15)                                     4,157        4,129
  Deficit                                                     (573)        (624)
  Accumulated other comprehensive income (note 17)               49           58
--------------------------------------------------------------------------------
Total shareholders' equity                                    3,633        3,563
--------------------------------------------------------------------------------
Contingencies and commitments (note 18)
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity                  $ 6,451       $6,274
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2005                                  FINANCIAL STATEMENTS
                                       24

Consolidated Statements of Shareholders' Equity
Barrick Gold Corporation
(in millions of United States dollars) (Unaudited)            2005         2004
-------------------------------------------------------------------------------
Common shares (number in millions)
At January 1                                                   534          535
  Issued on exercise of stock options                            -            1
  Repurchased (note of 15a)                                       -          (4)
-------------------------------------------------------------------------------
At March 31                                                    534          532
-------------------------------------------------------------------------------
Common shares (dollar in millions)
At January 1                                                $4,129        4,115
  Issued on exercise of stock options                           28           13
  Repurchased (note 15a)                                         -         (35)
-------------------------------------------------------------------------------
At March 31                                                  4,157       $4,093
-------------------------------------------------------------------------------
Deficit
At January 1                                                $(624)       $(694)
  Net income                                                    51           26
  Adjustment on repurchase of common shares (note 15a)           -         (60)
-------------------------------------------------------------------------------
At March 31                                                 $(573)       $(728)
-------------------------------------------------------------------------------
Accumulated other comprehensive income (note 17)               $49          $72
-------------------------------------------------------------------------------
Total shareholders' equity at March 31                      $3,633       $3,437
-------------------------------------------------------------------------------

Consolidated Statements of Comprehensive Income

                                                              Three months ended
                                                                       March 31,
Barrick Gold Corporation                                      ------------------
(in millions of United States dollars) (Unaudited)             2005         2004
-------------------------------------------------------------------------------
Net income                                                    $51          $26
Other comprehensive loss, net of tax (note 17)                 (9)          (1)
-------------------------------------------------------------------------------
Comprehensive income                                          $42           25
-------------------------------------------------------------------------------

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK FIRST QUARTER 2005                                  FINANCIAL STATEMENTS
                                       25

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$ and (euro) are to Canadian dollars, Australian dollars and Euros, respectively.

1  NATURE OF OPERATIONS

Barrick Gold Corporation ("Barrick" or the "Company") engages in the production and sale of gold from underground and open-pit mines, including related activities such as exploration and mine development. Our operations are mainly located in North America, South America, Australia and Africa.

2  SIGNIFICANT ACCOUNTING POLICIES

A  Basis of preparation
The United States dollar is the principal currency of our operations. We prepare our primary consolidated financial statements in United States dollars and under United States generally accepted accounting principles ("US GAAP"). The accompanying unaudited interim consolidated financial statements have been prepared in accordance with US GAAP for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2004.

In the opinion of management, all adjustments considered necessary for the fair presentation of results for the periods presented have been reflected in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2004.

The preparation of these financial statements requires us to make estimates and assumptions. The most significant estimates and assumptions are: quantities of proven and probable gold reserves; expected value of mineral resources not considered proven and probable reserves; expected future costs and expenses to produce proven and probable reserves; expected future commodity prices and foreign currency exchange rates; and expected costs to meet asset retirement obligations. Decisions and assessments affected by our critical estimates and assumptions include:

 o decisions as to whether mine development costs should be capitalized or expensed;

 o assessments of whether groups of long-lived assets are impaired and the fair value of those groups of assets that are the basis for measuring impairment charges;

 o assessments of our ability to realize the benefits of deferred income tax assets;

 o the useful lives of long-lived assets and the measurement of amortization recorded in earnings;

 o  the fair value of asset retirement obligations; and

 o  assessments of whether investments are impaired.

We regularly review these estimates and assumptions that affect our financial statements; however, actual outcomes could differ from estimates and assumptions.

B Accounting developments

EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production In the Mining Industry (EITF 04-6)
In March 2005, the FASB approved EITF 04-6. On adoption of EITF 04-6, we will be required to change our accounting policy for stripping costs. Historically, stripping costs have been capitalized on the balance sheet under Capitalized Mining Costs and attributed to the cost of inventory using a stripping ratio that results in the smoothing of these costs over the life of a mine. Under EITF 04-6, actual stripping costs incurred each period during the production phase will be capitalized as a component of inventory cost for the period. This new method of accounting under EITF 04-6 will likely lead to greater period-to-period volatility in inventory costs and therefore cost of sales. The mines most significantly affected will be Goldstrike Open Pit, Pierina and Kalgoorlie, as well as our Veladero and Lagunas Norte development projects after they begin production in the second half of 2005. Adoption of EITF 04-6 is required by first quarter 2006, but earlier adoption is permitted. On adoption, a Company may choose to record a cumulative effect adjustment in earnings of the period of adoption, or alternatively retroactively restate all prior periods for the effect of the change. We are presently evaluating the impact of EITF 04-6, and we may early adopt EITF 04-6 during 2005.

BARRICK FIRST QUARTER 2005                         NOTES TO FINANCIAL STATEMENTS
                                       26

FAS 123R, Accounting for Stock-Based Compensation (FAS 123R)
In December 2004, the FASB issued FAS 123R. FAS 123R is applicable to transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on transactions in which an entity obtains employee services in share-based payment transactions. FAS 123R requires that the fair value of such equity instruments is recorded as an expense as services are performed. Prior to FAS 123R, only certain pro forma disclosures of accounting for these transactions at fair value were required. FAS 123R will be effective for our first quarter 2006 financial statements, and permits varying transition methods including: retroactive adjustment of prior periods as far back as 1995 to give effect to the fair value based method of accounting for awards granted in those prior periods; or prospective application beginning in 2006. We are presently evaluating the effect of the varying methods of adopting FAS 123R. We expect to adopt FAS 123R using the prospective method effective January 1, 2006. Under this transition method we will begin recording stock option expense prospectively, starting in first quarter 2006.

FIN 47, Accounting for Conditional Asset Retirement Obligations (FIN 47)
FIN 47 was issued in March 2005 and relates to the accounting for a legal obligation to perform an asset retirement activity, when the timing or method of settlement are conditional on a future event, which may not be within the control of the entity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 31, 2005. We are presently evaluating the impact of FIN 47.

C Changes in estimates
Gold Mineral Reserves
Effective December 31, 2004, we updated our estimates of proven and probable gold mineral reserves. Following the update of these estimates, we prospectively revised calculations of amortization of property, plant and equipment. The effect of the change in reserve estimates on amortization of property, plant and equipment for the three months ended March 31, 2005 was a decrease in this expense by approximately $3 million for mines with a greater than 10% change (other than ounces produced) in the reserve estimates. We also revised the estimated stripping ratios used in the calculation of amortization of capitalized mining costs, with an increase in the stripping ratios at Goldstrike Open Pit and at Pierina. The effect of the change in these stripping ratios is described in note 13.

3 > SEGMENT INFORMATION
Income statement information

----------------------------------------------------------------------------------------------------------------------------
                                                       Gold sales         Segment operating costs      Segment income (loss)
----------------------------------------------------------------------------------------------------------------------------
For the three months ended March 31                 2005       2004          2005          2004         2005          2004
----------------------------------------------------------------------------------------------------------------------------
Goldstrike                                          $193       $163          $125          $112          $30         $  16
Round Mountain                                        40         33            21            18           15            10
Eskay Creek                                           23         25             3           (1)           14            14
Hemlo                                                 28         24            17            14            7             8
Other producing mines                                  6         12             3             7            2             1
----------------------------------------------------------------------------------------------------------------------------
  North America                                      290        257           169           150           68            49
----------------------------------------------------------------------------------------------------------------------------
Kalgoorlie                                            49         45            28            26           16            14
Plutonic                                              29         35            20            17            7            15
Bulyanhulu                                            37         28            31            21          (5)           (1)
Other producing mines                                 24         25            15            15            6             7
Cowal                                                  -          -             1             -          (1)             -
----------------------------------------------------------------------------------------------------------------------------
  Australia/Africa                                   139        133            95            79           23            35
----------------------------------------------------------------------------------------------------------------------------
Pierina                                               55         87            17            19           23            31
Lagunas Norte                                          -          -             -             6            -           (6)
Veladero                                               -          -             1             -          (1)             -
Pascua-Lama                                            -          -             1             -          (1)             -
----------------------------------------------------------------------------------------------------------------------------
  South America                                       55         87            19            25           21            25
----------------------------------------------------------------------------------------------------------------------------
Exploration group                                      -          -            26            19         (26)          (19)
----------------------------------------------------------------------------------------------------------------------------
  Segment total                                     $484       $477          $309          $273          $86         $  90
----------------------------------------------------------------------------------------------------------------------------

BARRICK FIRST QUARTER 2005                         NOTES TO FINANCIAL STATEMENTS
                                       27

Reconciliation of segment income

--------------------------------------------------------------------------------
For the three months ended March 31                            2005         2004
--------------------------------------------------------------------------------
Segment income                                                 $ 86        $  90
Accretion expense at producing mines                            (3)          (2)
Other expenses                                                  (8)          (4)
Amortization of corporate assets                                (4)          (6)
Business development costs                                      (2)          (4)
Administration                                                 (17)         (16)
Interest income                                                   8            6
Interest expense                                                  -          (8)
Other income (expense)                                            5         (16)
--------------------------------------------------------------------------------
Income before income taxes and other items                     $ 65        $  40
--------------------------------------------------------------------------------

Asset information
--------------------------------------------------------------------------------
                                                                 Segment capital
                                             Amortization         expenditures
--------------------------------------------------------------------------------
For the three months ended March 31        2005        2004       2005      2004
--------------------------------------------------------------------------------
Gold strike                                 $38        $ 35       $ 20      $  9
Round Mountain                                4           5          -         -
Eskay Creek                                   6          12          1         1
Hemlo                                         4           2          2         1
Other operating segments                      1           4          2         3
--------------------------------------------------------------------------------
  North America                              53          58         25        14
--------------------------------------------------------------------------------
Plutonic                                      2           3          3         2
Kalgoorlie                                    5           5          2         2
Cowal                                         -           -         44        20
Bulyanhulu                                   11           8         14         8
Tulawaka                                      -           -          5         3
Other operating segments                      3           3          4         3
--------------------------------------------------------------------------------
  Australia/Africa                           21          19         72        38
--------------------------------------------------------------------------------
Pierina                                      15          37          3         2
Veladero                                      -           -         69        64
Pascua-Lama                                   -           -         19         4
Lagunas Norte                                 -           -         53         6
--------------------------------------------------------------------------------
  South America                              15          37        144        76
--------------------------------------------------------------------------------
Segment total                                89         114        241       128
Other items not allocated
 to segments                                  4           6          1         1
--------------------------------------------------------------------------------
Enterprise total                            $93        $120       $242      $129
--------------------------------------------------------------------------------


4 > REVENUE AND GOLD SALES CONTRACTS

--------------------------------------------------------------------------------
For the three months ended                               2005               2004
--------------------------------------------------------------------------------
Gold bullion sales
Spot market sales                                       $ 452              $ 189
Gold sales contracts                                        -                260
--------------------------------------------------------------------------------
                                                          452                449
Concentrate sales                                          32                 28
--------------------------------------------------------------------------------
                                                        $ 484              $ 477
--------------------------------------------------------------------------------

At March 31, 2005, we had fixed-price gold sales contracts with various counterparties for a total of 13.3 million ounces of future gold production and floating-price forward gold sales contracts for 0.7 million ounces. In 2004, we allocated 6.5 million ounces of fixed-price gold sales contracts specifically to Pascua-Lama. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and is expected to help secure financing for its construction. In addition to the gold sales contracts allocated to Pascua-Lama, we had 6.8 million ounces of corporate gold sales contracts that we intend to settle through delivery of future gold production from our operating mines and development projects, excluding Pascua-Lama. The mark-to-market on the fixed-price gold sales contracts (at March 31, 2005) was negative $931 million for the Pascua-Lama Gold Sales Contracts and negative $924 million for the Corporate Gold Sales Contracts.

Floating spot price sales contracts were previously fixed-price forward sales contracts for which, in accordance with the terms of our master trading agreements, we have elected to receive floating spot gold and silver prices, adjusted by the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Furthermore, floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed price in the contract. The mark-to-market on these contracts (at March 31, 2005) was negative $48 million, which equates to an average reduction to the future spot sales price of approximately $72 per ounce, when we deliver gold at spot prices against these contracts.

5 > COST OF SALES

--------------------------------------------------------------------------------
For the three months ended March 31                      2005               2004
--------------------------------------------------------------------------------
Cost of goods sold(1)                                   $ 296              $ 268
By-product revenues(2)                                   (29)               (34)
Royalty expense                                            13                 12
Mining taxes                                                3                  4
Other expenses                                              8                  4
--------------------------------------------------------------------------------
                                                        $ 291              $ 254
--------------------------------------------------------------------------------

(1) Cost of goods sold includes accretion expense at producing mines of $3 million (2004 - $2 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under "amortization". Some companies present this amount under "cost of sales". The amount presented in amortization rather than cost of sales was $89 million in the three months ended March 31, 2005 (2004 - $114 million).

(2) We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mecharisms as gold sales contracts At March 31, 2005, he had fixed-price commitments to deliver 12.1 million ounces of silver at an average price of $5.61 per ounce, and floating spot price sales contracts for 12 million ounces, over periods primarily of up to 10 years.

BARRICK FIRST QUARTER 2005                         NOTES TO FINANCIAL STATEMENTS
                                       28

6 > OTHER (INCOME) EXPENSE
--------------------------------------------------------------------------------
For the three months ended March 31                      2005               2004
--------------------------------------------------------------------------------
Non-hedge derivative (gains) losses
(note 14b)                                              $ (6)               $ 15
Gains on sale of assets                                   (1)                (2)
Environmental remediation costs(1)                          5                  8
Gains on sale of investments                              (9)                (2)
World Gold Council fees                                     2                  2
Currency translation (gains) losses                         4                (2)
Pension expense                                             1                  1
Other items                                               (1)                (4)
--------------------------------------------------------------------------------
                                                        $ (5)               $ 16
--------------------------------------------------------------------------------

(1) Includes costs at development projects and closed mines.


Pension expense
--------------------------------------------------------------------------------
For the three months ended March 31                      2005               2004
--------------------------------------------------------------------------------
Expected return on plan assets                          $ (3)              $ (3)
Interest cost on benefit obligation                         3                  4
Actuarial losses                                            1                  -
--------------------------------------------------------------------------------
                                                        $   1              $   1
--------------------------------------------------------------------------------


7 > INCOME TAX EXPENSE
--------------------------------------------------------------------------------
For the three months ended March 31                      2005               2004
--------------------------------------------------------------------------------
Current                                                $   11               $ 18
Deferred                                                    3                (4)
--------------------------------------------------------------------------------
                                                       $   14               $ 14
--------------------------------------------------------------------------------
Actual effective income tax rate                          22%                35%
--------------------------------------------------------------------------------

The primary reasons why our actual effective income tax rate differs from the 38% Canadian statutory rate are due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions that have different tax rates than the Canadian federal rate.


8 > EARNINGS PER SHARE
--------------------------------------------------------------------------------
For the three months ended March 31
($ millions, except shares in millions and per
  share amounts in dollars)                              2005               2004
--------------------------------------------------------------------------------
  Income available to common stockholders
   Basic                                                $  51             $   26
   Effect of dilutive stock options                         -                  -
--------------------------------------------------------------------------------
   Diluted                                              $  51             $   26
--------------------------------------------------------------------------------
Weighted average shares outstanding
   Basic                                                  534                535
   Effect of dilutive stock options                         2                  2
--------------------------------------------------------------------------------
   Diluted                                                536                537
--------------------------------------------------------------------------------
   Earnings per share
    Basic and diluted                                  $ 0.10             $ 0.05
--------------------------------------------------------------------------------

9 > SUPPLEMENTAL CASH FLOW INFORMATION
--------------------------------------------------------------------------------
For the three months ended March 31                      2005               2004
--------------------------------------------------------------------------------
Income statement items:
  Currency translation (gains) losses                   $   3              $ (2)
  Accretion expense                                         5                  4
  Non-hedge derivative (gains) losses                     (6)                 15
  Current income tax expense                               11                 18
Changes in:
  Accounts receivable                                       6                (3)
  Inventories                                            (20)                (5)
  Accounts payable                                         21                  -
  Capitalized mining costs                                  4                  1
  Taxes recoverable                                      (17)                (6)
  Other assets and liabilities                            (2)                  5
Cash payments:
  Asset retirement obligations                            (8)               (10)
  Current income taxes                                   (12)               (29)
--------------------------------------------------------------------------------
Other net operating activities                          $(15)              $(12)
--------------------------------------------------------------------------------


10 > INVENTORIES
--------------------------------------------------------------------------------
                                                   At Mar.31,         At Dec.31,
                                                         2005               2004
--------------------------------------------------------------------------------
Inventories
  Gold in process and ore in stockpiles                 $ 206              $ 198
  Mine operating supplies                                  95                 82
--------------------------------------------------------------------------------
                                                          301                280
  Non-current ore in stockpiles(1)                       (66)               (65)
--------------------------------------------------------------------------------
                                                        $ 235              $ 215
--------------------------------------------------------------------------------

(1) Ore that we do not expect to process in the next 12 months is classified in other assets.

11 > INVESTMENTS
Available-for-sale securities
--------------------------------------------------------------------------------
                                       At Mar.31, 2005         At Dec.31, 2004
--------------------------------------------------------------------------------
                                                  Gains                   Gains
                                      Fair     (Losses)          Fair   (Losses)
                                     value       in OCI         value     in OCI
--------------------------------------------------------------------------------
Securities in an unrealized
gain position
Benefit plans:(1)
  Fixed-income securities             $ -          $ -          $11          $ -
  Equity securities                     -            -           19           10
Strategic investments:
  Equity securities(2)                 51           17           24           13
--------------------------------------------------------------------------------
                                      $51          $17          $54          $23
--------------------------------------------------------------------------------
Securities in an unrealized
loss position(3)
Strategic investments:
  Equity securities(2)               $ 90         $(9)          $80        $(13)
--------------------------------------------------------------------------------
                                     $141         $  8         $134        $  10
--------------------------------------------------------------------------------

(1) Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans. As at March 31, 2005, the portfolio consisted entirely of cash that is restricted as to its use, which was classified within "other current assets".
(2) Mainly includes an investment in Celtic Resources (fair value of $29 million at March 31, 2005).
(3) All securities have been in a continuous unrealized loss position for less than twelve months.

BARRICK FIRST QUARTER 2005                         NOTES TO FINANCIAL STATEMENTS
                                       29

Strategic equity investments in an unrealized loss position mainly include an investment in Highland Gold with a fair value of $79 million at March 31, 2005, and an unrealized loss of $7 million at that date. All of the companies in this group operate in the gold mining industry, and their market share prices are significantly impacted by the price of gold. The investments were last in an unrealized gain position in early March 2005, but, following a decline in market prices, two investments were in an unrealized loss position at March 31, 2005. In evaluating whether this impairment was "other than temporary" we took into consideration the relatively recent decline in value; our positive outlook for the price of gold; the prospective nature of mineral properties held by these companies; and also the relative amount of the unrealized loss at March 31, 2005 compared to the fair value of the investments. We concluded that the impairments were not "other than temporary", and no impairment charges were recorded at March 31, 2005.

Investment in Celtic Resources Holdings PLC ("Celtic")
On January 5, 2005 we completed a subscription for 3,688,191 units of Celtic for $7.562 per unit for a total cost of $28 million. Each unit consists of one ordinary share of Celtic and one-half of one share purchase warrant. On completion, we held a 9% direct or indirect interest in Celtic's outstanding common shares. Each whole warrant entitles us to acquire one ordinary share of Celtic for $7.562, expiring on December 31, 2007. We determined that the share purchase warrants are derivative instruments as defined by FAS 133. The warrants are classified as non-hedge derivatives with changes in fair value subsequent to acquisition recorded in earnings. In the event that Celtic does not acquire 100% of the license to the Nezhdaninskoye deposit before June 1, 2005, the number of warrants will automatically increase by 50%. We also entered into the following agreements:
 o We have a pre-emptive right to subscribe for up to $75 million of Celtic shares at $7.562 per share.
 o Celtic has granted us a right of first refusal on any proposed sale of its direct or interest in Nezhdaninskoye, as well as the right to indirectly purchase 51% of its interest in Nezhdaninskoye for $195 million, exercisable for a period of six months starting if and when Celtic acquires 100% of Nezhdaninskoye.
 o Celtic has granted us the right to acquire 50% of any interest in any mineral property in Kazakhstan that Celtic acquires for a period of 12 months after any such acquisition for an amount equal to 50% of the cost to Celtic of its interest in the mineral property.

12 > PROPERTY, PLANT AND EQUIPMENT

The following assets are not being amortized.
--------------------------------------------------------------------------------
                                   Carrying           Carrying          Targeted
                                  amount at          amount at         timing of
                                  March 31,        December 31,       production
                                       2005                2004         start-up
--------------------------------------------------------------------------------
Development projects
 Veladero                             $ 419             $ 349               2005
 Lagunas Norte                          252               196               2005
 Cowal                                  176               128               2006
 Pascua-Lama                            261               243               2009
Buzwagi exploration project             102               102                  -
Nevada Power Plant                       27                18               2005
--------------------------------------------------------------------------------
Total                               $ 1,237            $1.036
--------------------------------------------------------------------------------

Capital commitments
In addition to entering into various operational commitments in the normal course of business, we have new commitments of approximately $150 million to be paid during 2005 for construction activities at our development projects and for a power plant in Nevada for the Goldstrike mine.

13 > CAPITALIZED MINING COSTS
We capitalize and amortize certain costs relating to the removal of waste rock at open-pit mines, commonly referred to as "stripping costs". We include in inventory, amortization of amounts capitalized based on a "stripping ratio" using the units-of-production method. This accounting method results in the smoothing of these costs over the life of a mine. Instead of capitalizing and amortizing these costs, some mining companies capitalize them to inventory as incurred, which may result in the reporting of greater volatility in period-toperiod results. If we followed a policy of capitalizing these costs to inventory as incurred, rather than using our present policy, our reported cost of sales would have been $4 million lower for the three months ended March 31, 2005 (2004 - $1 million lower).

Stripping ratios(1)
--------------------------------------------------------------------------------
For the three months ended March 31                      2005               2004
--------------------------------------------------------------------------------
Goldstrike Open Pit                                     127:1              109:1
Pierina                                                  86:1               60:1
--------------------------------------------------------------------------------

(1) Effective January 1, 2005, we revised the estimated stripping ratios on update of our gold mineral reserves. The effect of this change on amortization of capitalized mining costs for the three months ended March 31, 2005 was an increase at Goldstrike Open Pit of $3 million, and increase at Pierina of $1 million.

BARRICK FIRST QUARTER 2005                         NOTES TO FINANCIAL STATEMENTS
                                       30

14 > FINANCIAL INSTRUMENTS
A Long-term debt
Interest expense

--------------------------------------------------------------------------------
For the three months ended March 31                      2005               2004
--------------------------------------------------------------------------------
Interest incurred                                        $ 28                $12
Less: capitalized                                          28                  4
--------------------------------------------------------------------------------
Interest expense                                         $  -                $ 8
--------------------------------------------------------------------------------

In first quarter 2005, we drew down $24 million under the $250 million Veladero financing facility, resulting in a total amount of $222 million outstanding under the facility at March 31, 2005. Also in first quarter 2005, we drew down $25 million under a $56 million build to suit lease facility held by one of our wholly owned subsidiaries, Minera Barrick Misquichilca (MBM), as well as securing an expansion of the original facility to a total facility of $80 million. At March 31, 2005, a total of $55 million had been drawn down under this facility, which is being used to finance the construction of the leach pad and process facilities at the Lagunas Norte project. MBM is also finalizing a second build to suit lease facility for $20 million, which will also be used to finance the construction of the leach pad and process facilities at the Lagunas Norte project.

On April 15, 2005, MBM issued $50 million of debt securities in the Peruvian capital markets. The net proceeds will be used to partially fund the construction of the Lagunas Norte project. The debt securities bear interest at Libor plus 1.72%, and mature in 2013.


B Derivative instruments ("derivatives")
Summary of derivatives at March 31, 2005(1)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                           Accounting Classification by     Fair
                                      Notional Amount by Term to Maturity                        Notional Amount            value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            Cash
                                      Within      2 to 5         Over 5                     flow    Fair value   Non
                                      1 year      years           years      Total          hedge     hedge     Hedge
------------------------------------------------------------------------------------------------------------------------------------
US dollar Interest rate contracts
Receive-fixed swaps (millions)        $  75     $     925      $    -       $ 1,000      $    425   $  500     $   75      $  (16)
Pay-fixed swaps (millions)                -           175         100           275           150        -        125         (18)
------------------------------------------------------------------------------------------------------------------------------------
Net notional position                 S  75     $     750      $ (100)      $   725      $    275   $  500     $  (50)     $  (34)
------------------------------------------------------------------------------------------------------------------------------------
Currency contracts
CS:US$ contracts (C$ millions)       C$ 316    C$     534     C$    -      C$   850     C$    788  C$    -    C$   62      $   88
A$:US$ contracts (A$ millions)       A$ 747    A$   1,335     A$    -      A$ 2,082     A$  2,072  A$    -    A$   10      $  172
(euro):US$ contracts
 ((euro) millions)               (euro)  32   (euro)    - (euro)    -  (euro)    32  (euro)    32 (euro) -  (euro)  -  (euro)   -
------------------------------------------------------------------------------------------------------------------------------------
Commodity contracts
Fuel (WTI) (thousands of barrels)       809         1,389           -         2,198         1,549        -        649      $   33
Propane contracts (millions of
 gallons)                                15            14           -            29            29        -          -      $    3
------------------------------------------------------------------------------------------------------------------------------------

(1) Excludes normal sales contracts, gold lease rate swaps and share purchase warrants.

US dollar interest rate contracts
Cash flow hedges - cash balances
Receive-fixed swaps have been designated against the first $425 million of our cash balances as a hedge of the variability of forecasted interest receipts on the balances caused by changes in Libor.

Cash flow hedges - Bulyanhulu financing
Pay-fixed swaps totaling $150 million have been designated against the Bulyanhulu financing as a hedge of the variability in forecasted interest payments caused by changes in Libor.

Fair value hedges
Receive-fixed swaps totaling $500 million have been designated against the 7 1/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor.

Non-hedge contracts
On completion of a prospective effectiveness test using the variable cash flows method, we concluded that receive-fixed swaps with a total notional amount of $75 million do not meet the "highly effective" criteria under FAS 133. Consequently, the swaps were classified as non-hedge derivatives. Despite not qualifying as an accounting hedge, the swaps protect the Company to a

BARRICK FIRST QUARTER 2005                         NOTES TO FINANCIAL STATEMENTS
                                       31
significant extent from the impact of changes in Libor on interest receipts on cash balances.

We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in fixed-price gold sales contracts. The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non-hedge pay-fixed swap position mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.

Currency contracts
Cash flow hedges
Currency contracts totaling C$788 million, A$2,072 million and (euro)32 million have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates.

Commodity contracts
Cash flow hedges
Commodity contracts totaling 1,549 thousand barrels of diesel fuel and 29 million gallons of propane have been designated against forecasted purchases of the commodities for expected consumption at our mining operations.

Non-hedge contracts
Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Pierina, Eskay Creek and Lagunas Norte mines. On completion of regression analysis, we concluded that the contracts do not meet the "highly effective" criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.

Non-hedge derivative gains (losses)(1)
--------------------------------------------------------------------------------
For the three months ended March 31                     2005                2004
--------------------------------------------------------------------------------
Non-hedge derivatives
  Commodity contracts                                    $  4              $(12)
  Currency contracts                                        2                 -
  Interest rate contracts                                   1                (4)
  Share purchase warrants                                   1                 -
--------------------------------------------------------------------------------
                                                            8               (16)
Hedge ineffectiveness
  Ongoing hedge inefficiency                              (3)                 -
  Due to changes in timing of hedged items                  1                 1

--------------------------------------------------------------------------------
                                                         $  6              $(15)
--------------------------------------------------------------------------------

(1) Non-hedge derivative gains (losses) are classified as a component of other (income) expense.


Cash Flow Hedge Gains (Losses) in OCI
-------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                          Commodity
                                       price hedges                 Currency hedges                       Interest rate hedges
                                       ------------                 ---------------                       --------------------
                                                      Operating  Administration  Capital         Cash    Long-term
                                              Fuel      costs        costs       expenditures   balances     debt         Total
-----------------------------------------------------------------------------------------------------------------------------------
At Dec.31, 2004                              $ 2        $ 240      $  33           $ 48           $ 3       $ (25)        $301
Effective portion of change in fair
 value of hedging instruments                 25          (10)         2              1            (1)          4           21
Transfers to earnings:
 On recording hedged items in earnings       (2)          (25)        (3)            (1)           (1)          1          (31)
 Hedge ineffectiveness due to changes in
   timing of hedged items                     -             -          -             (1)            -           -           (1)
------------------------------------------------------------------------------------------------------------------------------------
At Mar.31, 2005                             $ 25        $ 205     $   32           $ 47           $ 1       $ (20)        $290
-----------------------------------------------------------------------------------------------------------------------------------
                                           Cost of     Cost of                                 Interest   Interest
Hedge gains/losses classified within       sales        sales  Administration  Amortization     income      cost
-----------------------------------------------------------------------------------------------------------------------------------
Portion of hedge gain (loss)
 expected to affect earnings
 in the next twelve months(1)              $  9         $ 100     $   15           $  2           $ 7        $  (4)       $129
-----------------------------------------------------------------------------------------------------------------------------------

(1) Based on the fair value of hedge contracts at March 31, 2005.


15 > CAPITAL STOCK
A Common Shares
During the three month period ended March 31, 2004, we repurchased 4.47 million common shares for $95 million, at an average cost of $21.20 per share. This resulted in a reduction of common share capital by $35 million and a $60 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings.

B Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. ("BGI"), issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have

BARRICK FIRST QUARTER 2005                         NOTES TO FINANCIAL STATEMENTS
essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At March 31, 2005,1.4 million BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2004 - 0.8 million common shares). While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.

Summarized financial information for BGI
--------------------------------------------------------------------------------
For the three months ended March 31                      2005               2004
--------------------------------------------------------------------------------

Total revenues and other income                         $  52             $  52
Less: costs and expenses                                  (57)              (53)
-------------------------------------------------------------------------------
Loss before taxes                                       $  (5)             $ (1)
--------------------------------------------------------------------------------
Net loss                                                $  (5)             $ (3)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                   At Mar.31,         At Dec.31,
                                                         2005               2004
--------------------------------------------------------------------------------
Assets
  Current assets                                       $  107            $   67
  Non-current assets                                      116               119
--------------------------------------------------------------------------------
                                                       $  223            $  186
--------------------------------------------------------------------------------
Liabilities and shareholders' equity
  Other current liabilities                                27                24
  Intercompany notes payable                              393               395
  Other long-term liabilities                              35                36
  Deferred income taxes                                    16                20
  Shareholders' equity                                   (248)             (289)
--------------------------------------------------------------------------------
                                                       $  223            $  186
--------------------------------------------------------------------------------

16 > STOCK-BASED COMPENSATION
We record compensation cost for stock options based on the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price for stock options has equaled the market price of stock at the grant date, resulting in no compensation cost. We provide information in the following table to illustrate the pro forma effect of following an accounting policy of expensing the fair value of stock options.

Stock option expense (per share amounts in dollars)
--------------------------------------------------------------------------------
For the three months ended March 31                      2005               2004
--------------------------------------------------------------------------------
Pro forma effects
Net income, as reported                                 $  51             $  26
Stock-option expense                                       (7)               (7)
--------------------------------------------------------------------------------
Pro forma net income                                    $  44             $  19
--------------------------------------------------------------------------------
Net income per share:
As reported(1)                                          $0.10             $0.05
Pro forma(1)                                            $0.09             $0.04
--------------------------------------------------------------------------------

(1) Basic and diluted.

17 > OTHER COMPREHENSIVE INCOME (LOSS) ("OCI")
--------------------------------------------------------------------------------
                                                         2005               2004
--------------------------------------------------------------------------------
Accumulated OCI at Jan.1
  Cash flow hedge gains, net of tax of $95, $99        $  206            $  189
  Investments, net of tax of $nil, $nil                    10                38
  Currency translation adjustments, net
   of tax of $nil, $nil                                  (146)             (147)
  Additional pension liability, net of tax of
   $nil, $nil                                             (12)               (7)
--------------------------------------------------------------------------------
                                                       $   58            $   73
--------------------------------------------------------------------------------
Other comprehensive income (loss) for the period:
  Changes in fair value of cash flow hedges                21                18
  Changes in fair value of investments                      7                 7
Less: reclassification adjustments for gains/losses
  recorded in earnings:
  Transfers of cash flow hedge gains to earnings:
    On recording hedged items in earnings                 (31)              (33)
    Hedge ineffectiveness due to changes in timing
      of hedged items                                      (1)               (1)
  Investments:
    Gains realized on sale                                 (9)                 -
--------------------------------------------------------------------------------
Other comprehensive loss, before tax                      (13)               (9)
Income tax recovery related to OCI                          4                 8
--------------------------------------------------------------------------------
Other comprehensive loss, net of tax                       (9)            $  (1)
--------------------------------------------------------------------------------
Accumulated OCI at March 31
  Cash flow hedge gains, net of tax of $91, $91           199               181
  Investments, net of tax of $nil, $nil                     8                45
  Currency translation adjustments, net of tax of
    $nil, $nil                                           (146)             (147)
  Additional pension liability, net of tax of
    $nil, $nil                                            (12)               (7)

--------------------------------------------------------------------------------
                                                       $   49             $  72
--------------------------------------------------------------------------------

18 > CONTINGENCIES
Bre-X Minerals
In 1998, we were added as a defendant in a class action lawsuit initiated against Bre-X Minerals Ltd., and certain others in the United States District Court for the Eastern District of Texas, Texarkana Division. The class action alleges, among other things, that statements made by us in connection with our efforts to secure the right to develop and operate the Busang gold deposit in East Kalimantan, Indonesia were materially false and misleading and omitted to state material facts relating to the preliminary due diligence investigation undertaken by us in late 1996.

On March 31, 2003, the Court denied all of the Plaintiffs' motions to certify the case as a class action. Following the March 31, 2003 denial of the Plaintiffs' motions, the Court received a proposed Trial Plan along with full briefings from the parties with respect to the Plan. On March 31, 2005, the Court treated Plaintiffs' submission as a motion to vacate or change its class certification order of March 31, 2003. The Court denied Plaintiffs' motion because the Plaintiffs did not identify any new legal authority or changed circumstance that justified modification of the prior order. In the absence of an

BARRICK FIRST QUARTER 2005                         NOTES TO FINANCIAL STATEMENTS
                                       33
appeal, we believe this ruling should, in substance, end the case. On April 14, 2005, Plaintiffs filed a petition with the Fifth Circuit Court of Appeals requesting permission to file an appeal of the Court order. Defendants will oppose the petition on the grounds that it is untimely and procedurally improper. The amount of potential loss, if any, which we may incur arising out of the Plaintiffs' claims is not determinable.

Blanchard complaint
On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. ("Blanchard"), and Herbert Davies ("Davies"). The complaint, which is pending in the U.S. District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company ("J.P. Morgan") as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with whom we entered into spot deferred gold sales contracts have manipulated the price of gold, in violation of U.S. anti-trust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard and Davies both allege that they have been injured as a seller of gold due to reduced interest in gold as an investment. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. In September 2003, the Court issued an Order granting in part and denying in part Barrick's motions to dismiss this action. In February 2005, the Court granted Blanchard's motion to amend their complaint to add an allegation of a violation of the Commodity Exchange Act and amend its allegation of Barrick's violation of anti-trust laws. Discovery has commenced in the case and a trial date has been tentatively set for July 2005. We have and will continue to vigorously defend the action.

McKenzie complaint
On September 21, 2004, a putative class action complaint was filed in the U.S. District Court for the Eastern District of Louisiana against Barrick and J.P. Morgan. The plaintiffs, Dr. Gregg McKenzie and others are alleged purchasers of gold and gold derivatives, The complaint alleges violations of the U.S. anti-trust laws and also of the Commodity Exchange Act, based upon the same conduct as alleged in the Blanchard complaint. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan. On December 17, 2004, a second and substantially identical complaint was filed in the same court against the same defendants. Barrick has not yet been served with this second complaint. We have and will continue to vigorously defend both actions.

Wagner complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick's projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004, Barrick filed a motion to dismiss the complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick's motion to dismiss the action. The plaintiffs filed a Second Amended Complaint on October 20, 2004. The Court granted the plaintiffs leave to file a Third Amended Complaint, which was filed on January 6, 2005. We have and will continue to vigorously defend the action.

Wilcox complaint
On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California ("Homestake California") and Homestake Mining Company ("Homestake") were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, identifies 26 plaintiffs. Homestake and Homestake California, along with an unspecified number of unidentified defendants, are named as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. A motion to dismiss the claim was filed with the Court, but the Court has not yet ruled on the motion. We have and will continue to vigorously defend the action.

BARRICK FIRST QUARTER 2005                         NOTES TO FINANCIAL STATEMENTS
                                       34

Mine Statistics

                                                                        UNITED STATES
                                      ------------------------------------------------------------------------------------
                                                                                     Goldstrike
(Unaudited)                                 Open Pit         Underground               Total          Round Mountain
Three months ended March 31             2005     2004      2005        2004        2005     2004     2005        2004
------------------------------------------------------   --------------------   ------------------  ----------------------

Tons mined (thousands)                32,412   34,086       382          438      32,794   34,524     4,497      4,786
Tons processed (thousands)             2,329    2,661       389          452       2,718    3,113     9,096      9,609
Average grade per (ounces ton)         0.148    0.144     0.411        0.383       0.186    0.179     0.019      0.016
Recovery rate (percent)                 83.1%    82.8%     91.0%       89.0%       84.2%    83.7%     n/a          n/a
------------------------------------------------------   --------------------   ------------------  ----------------------
Production of (thousands ounces)         287      318       145          154         432      472        94         93

Production per ounce
 Cash operating costs                  $ 262    $ 250     $ 264        $ 230       $ 263    $ 243    $  188      $ 174
 Royalties and production taxes           14       17        23           23          16       19        35         33
------------------------------------------------------   --------------------   ------------------  ----------------------
 Total cash costs                        276      267       287          253         279      262       223        207
 Amortization                             67       63       119          120          84       82        46         60
------------------------------------------------------   --------------------   ------------------  ----------------------
Total production costs                 $ 343    $ 330     $ 406        $ 373       $ 363    $ 344     $ 269      $ 267
------------------------------------------------------   --------------------   ------------------  ----------------------
Capital expenditures (US$ millions)       11    $   3     $   9        $   6       $  20    $   9     $   -      $   -
------------------------------------------------------   --------------------   ------------------  ----------------------


                                                                       AUSTRALIA
                                      ------------------------------------------------------------------------------------
                                            Plutonic            Darlot                Lawlers           Kalgoorlie
Three months ended March 31             2005     2004      2005         2004        2005     2004      2005       2004
------------------------------------------------------   --------------------   ------------------  ----------------------
Tons mined (thousands)                 2,200    2,613       184          212         177      401    10,397     11,680
Tons processed (thousands)               641      694       173          218         212      208     1,831      1,600
Average grade (ounces per ton)         0.123    0.132     0.165        0.162       0.153    0.131     0.077      0.073
Recovery rate (percent)                89.2%    90.5%     95.6%        97.2%       96.0%    97.0%     88.5%      87.4%
------------------------------------------------------   --------------------   ------------------  ----------------------
Production (thousands of ounces)          70       83        27           34          31       27       125        102

Production costs per ounce
  Cash operating costs                 $ 277    $ 186     $ 240        $ 201       $ 279    $ 229     $ 237      $ 217
  Royalties and production taxes          10        8         9            7           8        7        10          6
------------------------------------------------------   --------------------   ------------------  ----------------------
  Total cash costs                       287      194       249          208         287      236       247        223
  Amortization                            31       31        67           48          51       45        40         39
------------------------------------------------------   --------------------   ------------------  ----------------------
Total production costs                 $ 318    $ 225     $ 316        $ 256       $ 338    $ 281     $ 287      $ 262
------------------------------------------------------   --------------------   ------------------  ----------------------
Capital expenditures (USS millions)    $   3    $   2     $   2        $   2       $   2    $   1     $   2      $   2
------------------------------------------------------   --------------------   ------------------  ----------------------

BARRICK FIRST QUARTER 2005                                       MINE STATISTICS
                                       35

Mine Statistics

                                                                    CANADA
                                            ------------------------------------------------------------------
(Unaudited)                                        Hemlo               Eskay Creek       Holt-McDermott
Three months ended March 31                    2005      2004         2005     2004     2005        2004
-----------------------------------------------------------------  ------------------  -----------------------
Tons mined (thousands)                        1,132       890           56       65       -          139
Tons processed (thousands)                      492       477           57       60       -          135
Average grade (ounces per ton)                0.136     0.137        1.058    1.145       -        0.150
Recovery rate (percent)                       93.7%     94.1%        91.3%    93.2%       -        92.6%
-----------------------------------------------------------------  ------------------  -----------------------
Production (thousands of ounces)                 62        61           55       66       -           19

Production costs per ounce
  Cash operating costs                        $ 249     $ 217       $   53   $ (25)    $  -       $  238
  Royalties and production taxes                 11        10            6       6        -            -
-----------------------------------------------------------------  ------------------  -----------------------
  Total cash costs                              260       227           59     (19)       -          238
  Amortization                                   54        40          115     179        -          145
-----------------------------------------------------------------  ------------------  -----------------------
Total production costs                        $ 314     $ 267       $  174   $ 160    $   -       $  383
-----------------------------------------------------------------  ------------------  -----------------------
Capital expenditures (US$ millions)           $   2     $   1       $    1   $   1    $   -       $    -
-----------------------------------------------------------------  ------------------  -----------------------

                                                  PERU                             TANZANIA
                                            ------------------------------------------------------------------
                                                  Pierina              Bulyanhulu             Tulawaka
Three months ended March 31                    2005      2004         2005     2004       2005        2004
-----------------------------------------------------------------  ------------------  -----------------------
Tons mined (thousands)                       11,374    10,323          228      284        916           -
Tons processed (thousands)                    4,017     4,038          244      272         24           -
Average grade (ounces per ton)                0.026     0.049         0.341   0.337      0.192           -
Recovery rate (percent)                           -         -         88.4%   88.4%      97.2%           -
-----------------------------------------------------------------  ------------------  -----------------------
Production (thousands of ounces)                146       232            73      81          5           -

Production costs per ounce
  Cash operating costs                        $ 134   $    82         $ 345   $ 263     $    -      $    -
  Royalties and production taxes                  -         -            11      13          -           -
-----------------------------------------------------------------  ------------------  -----------------------
  Total cash costs                              134        82           356     276          -           -
  Amortization                                  115       165           123     107          -           -
-----------------------------------------------------------------  ------------------  -----------------------
Total production costs                        $ 249   $   247         $ 479   $ 383     $    -           -
-----------------------------------------------------------------  ------------------  -----------------------
Capital expenditures (US$ millions)           $   3   $     2         $  14   $   8     $    5      $    3
-----------------------------------------------------------------  ------------------  -----------------------

BARRICK FIRST QUARTER 2005                                       MINE STATISTICS
                                       36


CORPORATE OFFICE                                                   TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation                                           CIBC Mellon Trust Company
BCE Place, Canada Trust Tower, Suite 3700                          P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212                                       Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1                                            Tel: (416) 643-5500
Tel: (416) 861-9911 Fax: (416) 861-0727                            Toll-free throughout North America: 1-800-387-0825
Toll-free within Canada and United States: 1-800-720-7415          Fax: (416) 643-5501
Email: investor@barrick.com                                        Email: inquiries@cibcmellon.ca
Website: www.barrick.com                                           Website: www.cibcmellon.com

SHARES LISTED                                                      Mellon Investor Services L.L.C.
ABX - The Toronto Stock Exchange                                   85 Challenger Road, Overpeck Center
      The New York Stock Exchange                                  Ridgefield Park, New Jersey 07660
      The Swiss Stock Exchange                                     Tel: (201) 329-8660
      La Bourse de Paris                                           Toll-free within the United States:
BGD - The London Stock Exchange                                    1-800-589-9836
                                                                   Website: www.mellon-investor.com


INVESTOR CONTACT                                                   MEDIA CONTACT
Darren Blasutti                                                    Vincent Borg
Vice President, Investor Relations                                 Vice President, Corporate Communications
Tel: (416) 307-7341                                                Tel: (416) 307-7477
Email: dblasutti@barrick.com                                       Email: vborg@barrick.com



FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this First Quarter Report 2005, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this First Quarter Report 2005 are qualified by these cautionary statements. Specific reference is made to Barrick's most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
    We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.